Filed with the Securities and Exchange Commission on December 17, 2020.

REGISTRATION NO. 333-

REGISTRATION NO. 811-22886

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 32	☒

EQUITABLE AMERICA VARIABLE ACCOUNT K OF EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

(EXACT NAME OF TRUST)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

(NAME OF DEPOSITOR)

1290 Avenue of the Americas, New York, New York 10104

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: 212-554-1234

Shane Daly

Vice President and Associate General Counsel

Equitable Financial Life Insurance Company of America

525 Washington Boulevard, Jersey City, NJ 07310

(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after this Registration Statement becomes effective.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective: (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on May 1, 2020 pursuant to paragraph (b) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(l) of Rule 485
☐	on (date) pursuant to paragraph (a)(l) of rule 485
☐	75 days after filing pursuant to paragraph (a)(2) of Rule 485
☐	on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

Equitable OptimizerSM

Prospectus dated May 1, 2021

An individual flexible premium variable life insurance policy issued by Equitable Financial Life Insurance Company of America (the “Company”, “we”, “our” and “us”), formerly MONY Life Insurance Company of America with variable investment options offered under the Company’s Variable Account K.

Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.

If you are a new investor in the policy, you may cancel your policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total policy value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

This prospectus describes the policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy’s material features, benefits, rights and obligations, as well as other information. The description of the policy’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. Certain optional features and benefits described in the prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. The Company or your financial professional can provide any further explanation about your policy.

For information about income, estate and gift taxes in connection with life insurance policies as well as possible estate and gift tax consequences, please see the Tax information section later in this prospectus, including the information under “Estate, gift, and generation-skipping taxes”.

What is the Policy?

The policy provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option, (ii) an investment option we refer to as the Market Stabilizer Option®, if available, which is described in the separate Market Stabilizer Option® prospectus and/or (iii) one or more variable investment options set forth in Appendix “Investment Options Available Under the policy” to this prospectus.

One of the investment options that may be available to you under your policy is the Market Stabilizer Option® (“MSO”). If you are interested in allocating amounts to the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus, which contain additional information relating to the MSO. If you did not receive an MSO prospectus and wish to obtain one, please call us at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding “Portfolio” that is part of one of the trusts (the “Trusts”), which are mutual funds. Please see “About the Portfolios of the Trusts” for more detailed information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy’s insured person dies will generally be income tax free. If you are the policy’s owner and the insured person, the death benefit will generally be includible in your estate for purposes of federal estate tax.

Other choices you have.  You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as “premiums”) to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for at least a certain number of policy years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) choose between two life insurance death benefit options, (5) increase or decrease the amount of insurance coverage, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by “riders” to your policy.

Other policies.  We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy or feature is offered through your financial professional. Replacing existing insurance with this policy or another policy may not be to your advantage. You can contact us to find out more about any other insurance policy.

#838063

Electronic delivery of shareholder reports (pursuant to Rule 30e-3).  Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from the Company by calling 1-800-777-6510 or by calling your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com, or by calling your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your policy.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

Contents of this Prospectus

“Financial professional” means the registered representative of either Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN) or an unaffiliated broker dealer which has entered into a selling agreement with Equitable Distributors, LLC who is offering you this policy.

When we address the reader of this prospectus with words such as “you” and “your,” we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy’s owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word “owner” therefore refers to all owners.

When we use the word “state” we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer the policy anywhere such offers are not lawful. The Company does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by the Company.

Appendices
Investment options available under the policy	78
Hypothetical illustrations	82
Calculating the alternate death benefit	87
State policy availability and/or variations of certain features and benefits	88
Examples of how the Policy Continuation Rider works	92

Requesting more information Statement of Additional Information Table of contents

Important Information You Should Consider About the policy:

FEES AND EXPENSES

Charges for Early Withdrawals

We will not deduct a charge for making a partial withdrawal from your policy, although such withdrawal may trigger other tax consequences.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in this prospectus.

Transaction Charges

In addition to certain surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the policy, charges in connection with requests to decrease your policy’s face amount, transfer fees, and other special service charges (e.g., wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to the “Fee Table” in this prospectus.

Ongoing Fees and Expenses (annual charges)

In addition to surrender charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and risks, and the cost of optional benefits available under the policy. Such fees and expenses may be based on characteristics of the insured (e.g., age, sex, and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options (the “Portfolios”) under the policy, as shown in the following table:

	Annual Fee	Minimum	Maximum
	Portfolios	%	%
For more information on ongoing fees and expenses, please refer to the “Fee Table” in this prospectus and Appendix “Investment Options Available Under the policy”, which is part of this prospectus.
Investment Expense Reduction	The Investment Expense Reduction is described in further detail in “Risk/benefit summary: Charges and expenses you will pay” later in this prospectus.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that Variable Investment Option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%
** Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle. Because of the long-term nature of the policy, you should consider whether purchasing the policy is consistent with the purpose for which it is being considered.

Risks Associated with Investment Options

An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy, each of which has its own unique risks. You should review the Portfolios’ prospectuses before making an investment decision. Portfolio prospectuses are available at http://equitable-funds.com/SelectFunds.aspx.

For more information on the Portfolios, please refer to “About the Portfolios of the Trusts” in this prospectus.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the fixed rate option), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available at https://equitable.com/selling-life-insurance/financial-strength-ratings.

Policy Lapse

Death benefits will not be paid if the policy has lapsed. Your policy may lapse if the Portfolios you choose under the policy do not make enough money to cover policy charges. If your policy provides for a no-lapse guarantee or policy continuation feature, you may have to pay more premiums to keep your policy from terminating. If your policy lapses, you will be notified in writing and given an opportunity to make additional payments to keep your policy in force.

For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” and “You can guarantee that your policy will not terminate before a certain date” in this prospectus.

RESTRICTIONS

Investments

You may allocate your premiums to any of the Portfolios set forth in Appendix “Investment Options Available Under the policy” . We reserve the right to remove or substitute Portfolios as investment options under the policy.

Once your premiums are allocated to the Portfolio(s) you selected under the policy, you may transfer amounts from one Portfolio to another, subject to certain restrictions. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500.

After the first two policy years, and if the insured is under the age of 65, we may limit transfers you can make into the unloaned guaranteed interest option (“GIO”), if the current (non-guaranteed) interest crediting rate on the unloaned GIO is equal to the guaranteed minimum interest crediting rate of 1.0% (annual rate). In such instances, the maximum amount that may be transferred from the Portfolio(s) to the unloaned GIO in a policy year is the greater of: (a) $500 and (b) 25% of the total amount in the Portfolios at the beginning of the policy year. If this amount is exceeded in any policy year during which the transfer limit becomes effective, additional transfers into the unloaned GIO will not be permitted during that policy year while the limit remains in effect.

We allow only one request for transfers each day (although that request can cover multiple transfers). Transfer requests may generally be submitted online, telephonically, or via mail or fax. Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information on investments and transfer restrictions under the policy, please refer to “Variable investment options” and “Transfers you can make” in this prospectus.
Optional Benefits	As a policy owner, you may be able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Among the riders available with the policy are the: (i) Cash Value Plus Rider, which will terminate on the earliest of the end of the eighth policy year or the date the policy ends without value at the end of post-lapse grace period or otherwise terminates; (ii) Disability Deduction Waiver Rider; (iii) Disability Waiver of Premium or Monthly Deductions Rider; and (iv) Long-Term Care ServicesSM Rider. If you elected the Long-Term Care ServicesSM Rider and selected death benefit Option A, a partial withdrawal will reduce the current long-term care specified amount under the rider.

The Long-Term Care ServicesSM Rider will terminate, and no further benefits will be payable (except, where applicable, as may be provided under the “Extension of Benefits” and the “Nonforfeiture Benefit” provisions of this rider), on the earliest of the following: (i) at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider; (ii) upon termination or surrender of the policy; (iii) the date of the insured’s death; (iv) the date when the accumulated benefit lien amount equals the maximum total benefit amount; (v) the date you request payment under a living benefits rider due to terminal illness of the insured (whether or not monthly benefit payments are being made as of such date) if it occurs before coverage is continued as a Nonforfeiture Benefit; (vi) the date the policy goes on policy continuation if it occurs before coverage is continued as a Nonforfeiture Benefit; or (vii) on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider if it occurs before coverage is continued as a Nonforfeiture Benefit.

Some riders may depend on the performance of the Portfolio(s) to which you have instructed your premiums be allocated. Some riders may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. Please refer to Appendix “State policy availability and/or variations of certain features and benefits” for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus. Rider benefits will no longer be available if the policy lapses.

If the insured commits suicide, our liability under this policy will be limited.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider,” “Nonforfeiture Benefit” and “Suicide and certain misstatements” in this prospectus.
TAXES
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in this prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Investment professionals receive compensation for selling the policy to investors and may have a financial incentive to offer or recommend the policy over another investment.

The Company pays compensation to Equitable Advisors, LLC (“Equitable Advisors”) and Equitable Distributors, LLC (“Equitable Distributors,” and together with Equitable Advisors, the “Distributors”) to distribute the policy. The Company pays compensation to the Distributors based on premium payments made on the policies sold through the Distributors (“premium-based compensation”), in combination with ongoing annual compensation based on a percentage of the unloaned account value of the policy sold (“asset-based compensation”). The Company may also make additional payments to Equitable Distributors, and Equitable Distributors may, in turn, make additional payments to certain intermediaries and financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”) relating to the policy.

For more information on investment professional compensation, please refer to “Distribution of the policies” in this prospectus.
Exchanges

Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies with outstanding loans” under “How you can pay for and contribute to your policy” in this prospectus, as well as the section titled “Future policy exchanges” in this prospectus.

The following summaries provide a brief overview of the more significant aspects of the policy. We provide more complete and detailed information in the subsequent sections of this prospectus and in the statement of additional information and policy contract.

Brief Description of the policy

The policy is a form of variable life insurance. A death benefit is paid upon the death of the insured person. The policy provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option, (ii) an investment option we refer to as the Market Stabilizer Option® (“MSO”), if available, which is described in a separate prospectus and/or (iii) one or more of the Portfolios, which are listed in Appendix “Investment Options Available Under the policy” to this prospectus. You have considerable flexibility to tailor the policy to meet your needs.

Some policy forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states. See Appendix “State policy availability and/or variations of certain features and benefits” for state availability and a description of all material variations to features and riders that differ from the description contained in the prospectus.

Some policy forms, features, and/or Portfolios described in this prospectus may not be available through all brokers. The form number for this policy is ICC20-20-100. A state and/or other code may follow the form number. Your policy’s form number is located in the lower left hand corner of the first page of your policy.

Premiums

The policy offers flexibility in paying premiums. With certain exceptions, you choose the timing and the amount of premium payments. Payment of insufficient premiums may result in a lapse of the policy.

A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under the Internal Revenue Code (the “Code”). In your application, you may choose either the guideline premium/cash value corridor test

(“guideline premium test”) or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of “life insurance” limits your ability to pay certain high levels of premiums (relative to your policy’s insurance coverage), but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

You can allocate your policy’s value to the Portfolios, to the guaranteed interest option or to the MSO, if available. The available Portfolios are listed in Appendix “Investment Options Available Under the policy”. The guaranteed interest option pays a fixed rate of interest that we declare periodically with a 1.0% minimum. The MSO rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index.

Contract Features

Types of Death Benefit – If the insured dies, we pay a life insurance benefit to the “beneficiary” you have named. You may choose from two types of death benefit options. You may change from one death benefit type to another, subject to limitations, and charges may apply. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B:

•	Option A: The policy’s face amount on the date of the insured’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount.

•

Option B: The face amount plus the policy’s “account value” on the date of the insured’s death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including Portfolio investment performance, charges and expenses, premium payments and withdrawals) affect your policy’s account value.

There is also an alternative higher death benefit paid in certain circumstances. For additional detail regarding the calculation and payment of death benefits see “Death benefits and accessing your money” later in the prospectus.

Loans – You may borrow money from your policy, subject to certain limitations. Interest charges will apply.

Withdrawals – Subject to certain conditions, you may withdraw a part of your policy’s cash surrender value without surrendering the policy.

Surrendering the policy – A policy may be surrendered for its net cash surrender value while the insured is living. Surrender charges and/or tax penalties may apply.

Riders – You may be able to obtain extra fixed benefits under the policy, which may require additional charges. These optional insurance benefits are referenced herein as “riders” to the policy. You may be eligible for the following riders that we charge for:

•

Cash Value Plus Rider: This rider may reduce or waive the surrender charge if the policy is surrendered for its net cash surrender value in the first eight policy years and allow for a refund of a portion of the premium charge upon surrender within the first three policy years.

•

Disability Deduction Waiver Rider: This rider waives the monthly charges from the policy account value if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured’s 60th birthday.

•

Disability Waiver of Premium or Monthly Deductions Rider: This rider pays the specified premium or waives the monthly charges from the policy account value, if that amount is greater, if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured’s 60th birthday.

•

Long-Term Care ServicesSM Rider: This rider provides for the acceleration of all or part of the policy death benefit as a payment each month as a result of the insured being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care.

In addition, the following benefits may be added at no charge:

•

Charitable Legacy Rider: An optional rider may be elected at issue that provides an additional death benefit of 1% of the base policy face amount to the qualified charitable organization(s) chosen by the policy owner at no additional cost.

These benefits will be automatically added at no charge to eligible policies:

•

Living Benefits Rider: This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy’s death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

•	Policy Continuation Rider: Your policy offers an additional feature against policy termination due to an outstanding loan, called “policy continuation.”

•

Substitution of Insured Person Rider: Your policy has the Substitution of Insured Person Rider. After the policy’s second year, we will permit you to request that a new insured person replace the existing one subject to our rules then in effect.

Depending on when your policy was purchased, certain variations may apply which differ from the information contained in this section. In addition, depending on where your policy was issued, certain features or benefits may not be available or vary from the policy’s features and benefits described in this prospectus. Please see Appendix “State policy availability and/or variations of certain features and benefits” to this prospectus for more information.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the policy. Please refer to your policy’s information pages for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender or make withdrawals from the policy, or transfer cash value between Portfolios.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Sales Charge Imposed on Premiums (Load)	Upon each premium payment	6% of each premium(1)
Surrender (turning in) of your policy during its first 10 years(2)	Upon surrender	Initial surrender charge per $1,000 of initial base policy face amount:(3) Highest: $46.17 Lowest: $9.13 Representative: $17.00(4)
Request a decrease in your policy’s face amount during its first 10 years(2)	Effective date of the decrease	A pro rata portion of the charge that would apply to a full surrender at the time of the decrease.
Transfer Fees	Upon transfer	$25 per transfer(5)
Special Services Charges • Wire transfer charge(6) • Express mail charge(6) • Policy illustration charge(7) • Duplicate policy charge(7) • Policy history charge(7)(8) • Charge for returned payments(7)	At the time of the transaction At the time of the transaction At the time of the transaction At the time of the transaction At the time of the transaction At the time of the transaction	Maximum Charge: $90 Maximum Charge: $35 Maximum Charge: $25 Maximum Charge: $35 Maximum Charge: $50 Maximum Charge: $25

(1)

Currently, we reduce this charge to 4% after an amount equal to two sales load “target premiums” has been paid. The “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, and death benefit option, as well as the policy’s face amount, among other factors. If your policy includes the Cash Value Plus Rider, a portion of the premium charge may be refunded upon surrender within the first three policy years (see “Cash Value Plus Rider” in “More information about policy features and benefits” later in this prospectus).

(2)

This charge varies based on individual characteristics of the insured, and for the Long-Term Care ServicesSM Rider on the benefit percentage you choose, and may not be representative of the charge that you will pay. In particular, the initial amount of the surrender charge depends on each insured’s specific characteristics. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics. See “Deducting policy charges” under “More information about certain policy charges.”

(3)

If your policy includes the Cash Value Plus Rider, the surrender charges may be waived or reduced for a full surrender (see “Cash Value Plus Rider” in “More information about policy features and benefits” later in this prospectus).

(4)	This representative amount is the rate we guarantee for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.
(5)

No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(6)	Unless you specify otherwise, this charge will be deducted from the amount you request.
(7)	The charge for this service must be paid using funds outside of your policy. Please see “Deducting policy charges” under “More Information about certain policy charges” for more information.
(8)	The charge for this service may be less depending on the policy history you request. Please see “Deducting policy charges” under “More Information about certain policy charges” for more information.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Portfolio fees and expenses.

Periodic Charges Other Than Annual Portfolio Company Expenses
Charge	When Charge is Deducted	Amount Deducted
Base Contract Charge:
Cost of Insurance(1)(2)(3): Minimum and Maximum Charge	Monthly	Charge per $1,000 of the amount for which we are at risk:(4) Highest: $83.34 Lowest: $0.01
Charge for a Representative Investor (male age 35 at issue; preferred elite non-tobacco user risk class)	Monthly	Representative: $0.12(5)
Mortality and Expense Risk Fees	Monthly	Policy Year	Annual % of your value in our variable investment options and the MSO (if applicable)(6)

		1-10 11+	1.00% 0.50%
Administrative expenses(1)(2)	Monthly	(1) Policy Year	Amount Deducted

		1 2+	$15(7) $10(7)
plus

(2) Charge per $1,000 of the initial base policy face amount:

Highest: $2.03 Lowest: $0.10 Representative: $0.14(8)

Loan Interest Spread(9)	On each policy anniversary (or on loan termination, if earlier)	1% of loan amount.
Optional Benefit Charges†:

Charitable Legacy Rider	N/A	No additional charge.

Disability Deduction Waiver(1)	Monthly (while the rider is in effect)	Percentage of all other monthly charges:

Highest: 132%
Lowest: 7%
Representative: 12%(5)

Disability Waiver of Premium or Monthly Deductions(1) (Initial base policy face amount(10))	Monthly (while the rider is in effect)	Charge per $1,000 of benefit for which such rider is purchased:(11)

Highest: $0.60
Lowest: $0.01
Representative: $0.06(5)

Disability Waiver of Premium or Monthly Deductions(1) (Long-Term Care ServicesSM Rider)	Monthly (while the rider is in effect)	Charge per $1,000 of benefit for which such rider is purchased:(11)

Highest: $0.02
Lowest: $0.0009
Representative: $0.003(5)

Optional Benefit Charges†:

Long-Term Care ServicesSM Rider(1)(2)	Monthly	Charge per $1,000 of the amount for which we are at risk:(12)

With the optional Nonforfeiture Benefit:

Highest: $2.94
Lowest: $0.25
Representative: $0.53(13)

Without the optional Nonforfeiture Benefit:

Highest: $2.67
Lowest: $0.22
The Representative: $0.49(13)

Policy Continuation Rider	Once- on the date the rider is exercised	The charge is equal to the policy account value on the date of exercise, multiplied by the Policy Continuation Charge Rate:
Maximum rate for policy with guideline premium test: 5%
Maximum rate for policy with cash value accumulation test: 19.40%(14)
Cash Value Plus Rider	Monthly (while the rider is in effect)	Charge per $1,000 of the initial base policy face amount:
$0.04
Adding Living Benefits Rider	At the time of the transaction	$100 (if elected after policy issue)
Exercising Living Benefits Rider	At the time of the transaction	$250

(1)

This charge varies based on individual characteristics of the insured, and for the Long-Term Care ServicesSM Rider on the benefit percentage you choose, and may not be representative of the charge that you will pay. In particular, the initial amount of the surrender charge depends on each insured’s specific characteristics. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics. See “Deducting policy charges” under “More information about certain policy charges.”

(2)	Not applicable after the insured person reaches age 121.
(3)	Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.
(4)	Our amount “at risk” is the difference between the amount of death benefit and the policy account value as of the deduction date.
(5)	This representative amount is the rate we guarantee in the first policy year for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.
(6)	For more information about the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus.
(7)

Not applicable if the minimum face amount stated in your policy is $10,000. Please see “Your policy’s face amount” under “About your life insurance benefit” in “Risk/ benefit summary: Policy features, benefits and risks” later in this prospectus.

(8)	This representative amount is the rate we guarantee for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.
(9)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The rate is the greater of (a) 2.0% or (b) the “Monthly Average Corporate” yield published by Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit, which will not exceed 1%. For more information on the maximum rate see “Borrowing from your policy — Loan interest we charge” in “Accessing your money” later in this prospectus.

(10)

The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.

(11)

Amount charged equals the total sum of Disability Waiver of Premium or Monthly Deductions rider charges corresponding to the base policy and any Long-Term Care ServicesSM Rider that you have added to your policy.

(12)

Our amount “at risk” for this rider depends on the death benefit option and acceleration percentage (if applicable) selected under the policy. See “More information about policy features and benefits — Long-Term Care ServicesSM Rider” later in this prospectus.

(13)

This representative amount is the rate we guarantee in any policy year while the rider is in effect for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.

(14)	This is the maximum rate for an insured person who has attained age 75. The rate declines each year based on attained age.

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the policy. A complete list of Portfolios available under the policy, including their annual expenses, may be found in Appendix “Investment Options Available Under the policy”.

Annual Portfolio Company Expenses	Minimum	Maximum
Total Annual Portfolio Operating Expenses before the effect of Expense Limitation Arrangements (expenses that are deducted from Portfolio asset, including management fees, distribution and/or service (12b-1) fee, and other expenses)(1)%		%
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements(1)%		%

(1)

“Total Annual Portfolio Operating Expenses” are for the year ended December 31, 2020 and may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2022 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2022. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Definitions of Key Terms

Alternative Death Benefit — the alternate higher death benefit is based upon the life insurance qualification test that you choose. We will automatically pay an alternative death benefit if it is higher than the basic death benefit option you have selected.

Amount at Risk — our amount at risk on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy.

Beneficiary — the person or entity you designate to receive the death benefit payable at the death of the Insured.

Business Day — is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Premium payments will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your premium payment, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

Cash Surrender Value — the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy.

Cost of Insurance Charge — the monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000.

Cost of Insurance Rates — the cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year.

Customer Loyalty Credit — a customer loyalty credit is provided for policies that have been in force for more than a specified number of years depending on your age at policy issuance. This is added to your policy account value each month.

Face Amount — represents the amount of insurance coverage you want on the life of the insured person.

Guaranteed Interest Account — is a fixed account that is part of our General Account.

Guarantee Premium — you can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums. We call these amounts “guarantee premiums” and they will be set forth in your policy.

Insured — the person on whose life we base this policy.

Long-Term Care ServicesSM Rider — subject to our eligibility requirements, this is an optional rider that may be elected at issue that provides for the acceleration of the policy death benefit as a payment of a portion of the policy’s death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services.

Market Stabilizer Option® (“MSO”) — the MSO is an optional rider that provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option® prospectus for more information.

Net Cash Surrender Value — The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is “restricted” as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care ServicesSM Rider, and minus any surrender charge that then remains applicable. If you have transferred policy amounts to the MSO, please refer to the Market Stabilizer Option® prospectus for information about how we determine the net cash surrender value of that portion of your policy account value.

Net Policy Account Value — your “net policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option and (iii) any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any “restricted” amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. The account value of any policy amounts transferred to the Market Stabilizer Option® is also included in your net policy account value, and is calculated as described in the separate Market Stabilizer Option® prospectus.

No-Lapse Guarantee — a rider we offer for no extra charge that provides you with a guarantee against policy termination for a specific period of time.

Owner — the owner of the policy. “You” or “your” refers to the owner.

Policy — the policy with any attached application(s), any riders, and any endorsements.

Policy Account Value — your “policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See “Borrowing from your policy” later in this prospectus. The account value of any policy amounts transferred to the Market Stabilizer Option® is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option® prospectus.

Premium Payments — We call the amounts you contribute to your policy “premiums” or “premium payments.”

Register date — Your policy’s “register date” will be shown in your policy and is the date from which we measure the months, years and anniversaries of your policy. Your register date is determined as described in “Policy issuance” under “More information about procedures that apply to your policy” later in this prospectus.

1. Risk/benefit summary: Policy features, benefits and risks

Features and benefits of your policy

This policy is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this “base policy” are described in “Payment of premiums and determining your policy’s value” later in this prospectus.

You can allocate your policy’s value to variable investment options, to the guaranteed interest option or to the MSO. The available variable investment options are listed on the front cover of this prospectus. The guaranteed interest option pays a fixed rate of interest that we declare periodically with a 1.0% minimum. See “Investment options within your policy” and “About the Portfolios of the Trusts” for additional information regarding the allocation of your policy’s value and the variable investment options.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. You may be eligible for the following riders that we charge for:

•	Cash Value Plus Rider

•	Disability Deduction Waiver Rider

•	Disability Waiver of Premium or Monthly Deductions Rider

•	Long-Term Care ServicesSM Rider

•	Policy Continuation Rider

In addition, the following benefits are added at no charge:

•	Charitable Legacy Rider

•	Living Benefits Rider

•	No Lapse Guarantee Rider

•	Substitution of Insured Person Rider

Additional detail regarding these and other riders and benefits is provided in “Other benefits you can add by rider” under “More information about policy features and benefits” later in this prospectus.

If the insured dies, we pay a life insurance benefit to the “beneficiary” you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B:

•

Option A — The policy’s face amount on the date of the insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount;

•

Option B — The face amount plus the policy’s “account value” on the date of the insured person’s death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including underlying funds investment performance, charges and expenses, premium payments and withdrawals) affect your policy’s account value.

There is also an alternative higher death benefit paid in certain circumstances. For additional detail regarding the calculation and payment of death benefits see “Death benefits and accessing your money” later in the prospectus.

You can also access the money in your policy in three different ways:

•

You can take a policy loan and borrow up to 90% of the difference between your policy account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See “Borrowing from your policy” later in this prospectus for more information.

•

You can also make a partial withdrawal of $500 or more of your net cash surrender value at any time after the first year of your policy and before the policy anniversary nearest the insured’s 121st birthday. See “Making withdrawals from your policy” later in this prospectus for more information.

•

You can surrender (turn in) your policy for its net cash surrender value at any time. Surrender charges and/or tax penalties may apply. See “Surrendering your policy for its net cash surrender value” later in this prospectus. See “Tax information” later in this prospectus, for the tax treatment of the various ways in which you can access your money.

Depending on when you purchased your policy, certain variations may apply to your policy which differ from the information contained in this section. In addition, depending on where your policy was issued, certain features or benefits may not be available or vary from the policy’s features and benefits described in this prospectus. Please see Appendix “State policy availability and/or variations of certain features and benefits” to this prospectus for more information.

Risks of investing in a policy

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

•	If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

•

If the investment options you choose do not make enough money to pay for the policy charges, except to the extent provided by any no-lapse guarantee, you may have to pay more premiums to keep your policy from terminating.

•

Your policy will lapse and possibly terminate if it does not have enough net policy account value to pay monthly charges when due, and this could occur due to policy charges, policy loans, partial withdrawals, and/or poor investment performance.

•

We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables in “Fee Table” under “Important information you should consider about the policy” earlier in this prospectus.

•	There may be adverse tax consequences associated with taking a policy loan or making a partial withdrawal from your policy.

•	You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

•

Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value. Under certain circumstances, we will automatically reduce your policy’s face amount as a result of a partial withdrawal.

•

The guarantees we make to you under this policy are supported by the Company’s general account and are subject to the Company’s claims paying ability. You should look solely to the financial strength of the Company for its claims-paying ability.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.

How the variable life insurance policy is available

The policy is primarily intended for purchasers other than retirement plans. However, we do not place limitations on its use. Please see “Tax information” for more information. The policy is available for issue ages 0 to 85.

2. Risk/benefit summary: Charges and expenses you will pay

You bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio’s fees and expenses is contained in the Trust prospectus for that Portfolio.

Investment Expense Reduction Applied to the Calculation of Daily Unit Values

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that Variable Investment Option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

After applying the Investment Expense Reduction to the variable investment options, the lowest and highest net annual portfolio operating expenses paid by the policy owner for the year ended December 31, 2020, would have been:	Lowest [ ]	Highest [ ]

You will find the Net total Annual Portfolio Operating Expenses for each Portfolio, which will enable you to determine the applicable Investment Expense Reduction, in the separate prospectuses which accompany this prospectus. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

How we allocate charges among your investment options

In your application for a policy, you tell us from which investment options you want us to take the policy’s monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.

Changes in charges

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see “Our taxes” under “Tax information” later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. These assumptions include taxes, longevity, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

3. The Company

We are Equitable Financial Life Insurance Company of America, an Arizona stock life insurance corporation organized in 1969. The Company is an affiliate of Equitable Financial Life Insurance Company (“Equitable”) and an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the policies. The Company is solely responsible for paying all amounts owed to you under your policy.

Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $[        ] billion in assets as of December 31, 2020. The Company is licensed to sell life insurance and annuities in forty-nine states (not including New York), the District of Columbia, and Puerto Rico, and the U.S. Virgin Islands. Our main administrative office is located at 525 Washington Boulevard, Jersey City, NJ 07310.

How to reach us

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described. Please refer to “Telephone and Internet requests” for effective dates for processing telephone, Internet and fax requests, later in this prospectus.

By mail:

At the Post Office Box for our Administrative Office:

Equitable Financial Life Insurance Company of America — Life Operations Center

P.O. Box 1047

Charlotte, North Carolina 28201-1047

By express delivery only:

At the Street Address for our Administrative Office:

Equitable Financial Life Insurance Company of America — Life Operations Center

8501 IBM Drive, Suite 150

Charlotte, North Carolina 28262-4333

1-704-341-7000 (for express delivery purposes only)

By Phone:

Monday to Thursday, 8:00 am to 7:00 pm and Friday, 8:00 am to 5:30 pm, Eastern Time: 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

By e-mail:

life-service@equitable.com

By fax:

1-855-268-6378

By Internet:

You may register for online account access at www.equitable.com. Our website provides access to account information and customer service. After registering, you can view account details, perform certain transactions, print customer service forms and find answers to common questions.

Required Forms.  We require that the following types of communications be on specific forms we provide for that purpose:

(1)	request for our automatic transfer service (our dollar cost averaging service);

(2)	request for our asset rebalancing service;

(3)	transfers among investment options (if submitted by e-mail);

(4)	designation of new policy owner(s);

(5)	designation of new beneficiary(ies); and

(6)	authorization for transfers by your financial professional.

Other Requests. We also have specific forms that we recommend you use for the following:

(a)	policy surrenders;

(b)	transfers among investment options (not submitted by e-mail); and

(c)	changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by phone, (2) over the Internet, through www.equitable.com or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see “How to make transfers” and “Telephone and Internet requests” later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (See “Disruptive transfer activity” in “More information about other matters.”)

Formal Requirements.  Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, title (if applicable), the insured person’s name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

About our Equitable America Variable Account K

Each variable investment option is a part (or “subaccount”) of our Equitable America Variable Account K. We established

Equitable America Variable Account K under Arizona Insurance Law in 2013. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Equitable America Variable Account K and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. The assets under Equitable America Variable Account K may not be used to pay any liabilities of Equitable other than those arising from the policy. For example, we may withdraw amounts from Equitable America Variable Account K that represent our investments in Equitable America Variable Account K or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against Equitable America Variable Account K reflect its own investment experience and not the investment experience of the Company’s other assets.

Equitable America Variable Account K is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or Equitable America Variable Account K. Although Equitable America Variable Account K is registered, the SEC does not monitor the activity of Equitable America Variable Account K on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Equitable America Variable Account K available under the policy invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Equitable America Variable Account K immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to the Company variable accounts in connection with the Company’s variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. EQ Advisors Trust and EQ Premier VIP Trust also sell their shares to the trustee of a qualified plan for Equitable Financial Life Insurance Company (“Equitable”), an affiliate of the Company. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so.

Your voting privileges

Voting of Portfolio shares.  As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio’s shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Equitable America Variable Account K (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policy owner.  In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in Equitable America Variable Account K in the same proportion as the instructions we receive from holders of this policy and other policies that Equitable America Variable Account K supports.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

4. About the Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), formerly AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of Equitable, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart in Appendix “Investment Options Available Under the policy” indicates the sub-adviser(s) for each Portfolio, if any. The chart in Appendix “Investment Options Available Under the policy” also shows the currently available Portfolios and their investment objectives.

The principal underwriters of the policy are Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”) and Equitable Distributors, LLC (“Equitable Distributors”) (together the “Distributors”). Equitable Advisors is an affiliate of the Company and Equitable, and Equitable Distributors is an affiliate of the Company and an indirect wholly owned subsidiary of Equitable. You should be aware that Equitable Advisors and Equitable Distributors directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG, a wholly owned subsidiary of Equitable, receives management fees and administrative fees in connection with the services it provides to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company, the Distributors or our other affiliates may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for providing certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company or its affiliates may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company and/or its affiliates may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in other Portfolios that use the EQ volatility management strategy, are identified below in the chart by a “✓“ under the column entitled “Volatility Management.”

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy or, in the case of the EQ Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Any such unaffiliated Portfolio is not identified under “Volatility Management” below in the chart. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program.  Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of the Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

5. Payment of premiums and determining your policy’s value

How you can pay for and contribute to your policy

Premium payments.  We call the amounts you contribute to your policy “premiums” or “premium payments.” The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $50, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

Section 1035 exchanges of policies with outstanding loans.  If we approve, you may purchase a policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid exchange under Section 1035 of the Internal Revenue Code (the “Code”). If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see “Borrowing from your policy” later in this prospectus).

You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the insured’s 121st birthday, so long as you don’t exceed certain limits determined by the federal income tax laws applicable to life insurance.

Your choice of a life insurance qualification test and limits on premium payments.  A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test (“guideline premium test”) or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of “life insurance” limits your ability to pay certain high levels of premiums (relative to your policy’s insurance coverage) but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Code, your policy will become a “modified endowment contract,” which may subject you to additional taxes and penalties on any distributions from your policy. See “Tax information” later in this prospectus. We may return any premium payments that would cause your policy to become a modified endowment contract if we have not received a satisfactory modified endowment contract acknowledgment from you.

You can ask your financial professional to provide you with an illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

You should discuss your choice of life insurance qualification test and possible limitations on policy premiums with your financial professional and tax advisor before purchasing the policy.

Planned periodic premiums.  Page 3 of your policy will specify a “planned periodic premium.” This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.

Premium Payment Plans

The following premium payment plans are available:

•

Direct billing is available on monthly, quarterly, semiannual, and annual modes. The Company will send premium reminder notices approximately 25 days before the due date based on the mode chosen, i.e., monthly, quarterly, semi-annually, or annually.

•	Military allotment billing is available on monthly mode only.

•	Salary allotment is available on monthly, quarterly, semiannual, and annual modes. The minimum case requirement for new salary allotment billing units is five lives.

•

Systematic billing is available on monthly and quarterly modes. Under systematic billing, the policy owner may specify the day of the month on which the premiums should be deducted from their account (draft date).

The premium payment plan and/or mode may be changed.

The minimum amount of premiums you must pay

Policy “lapse” and termination.  Your policy will lapse (also referred to in your policy as “default”) if your “net policy account value” is not enough to pay your policy’s monthly charges when due unless:

•

you have paid sufficient premiums to keep the no-lapse guarantee in effect, the no-lapse guarantee is still in effect and any outstanding loan and accrued loan interest does not exceed the policy account value (see “You can guarantee that your policy will not terminate before a certain date” below); or

•

you are receiving monthly benefit payments under the Long-Term Care ServicesSM Rider (see “Other benefits you can add by rider” under “More information about policy features and benefits” later in this prospectus).

(“Policy account value” and “net policy account value” are explained under “Determining your policy’s value” later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we receive the requested amount before the end of the grace period, it will be treated as a loan repayment to the extent it is less than or equal to any outstanding policy loan and accrued loan interest. The remainder of the payment, if any, will be treated as a premium payment. If your policy account value is still insufficient to cover total monthly deductions, we will send a written notice that a new 61-day grace period has begun and request an additional payment. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

If the insured person dies during a grace period, we will pay the death benefit, less any overdue charges (but not more than the guarantee premium amount required to keep the no-lapse guarantee in effect), policy loans or liens and accrued loan or lien interest, to the beneficiary you have named.

Your policy will terminate if you don’t pay enough premiums (i) to pay the charges we deduct, or (ii) to maintain the no-lapse guarantee that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See “Tax information,” later in this prospectus.

Restoring a terminated policy.  To have your policy “restored” (put back in force), you must apply within three years after the date of termination. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored and the effective date of such restoration. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. Any no-lapse guarantee also terminates and cannot be restored after the policy terminates.

You can guarantee that your policy will not terminate before a certain date

No-Lapse Guarantee rider.  You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums, and as long as any outstanding policy loans and accrued loan interest do not exceed your policy account value. We call these amounts “guarantee premiums” and they will be set forth in the “Policy Information” section of your policy. This guarantee against termination is our No-Lapse Guarantee rider. The length of your policy’s guarantee period will range from 5 to 15 years depending on the insured’s age when we issue the policy. Under the No-Lapse Guarantee rider, subject to the conditions below your policy is guaranteed not to lapse during a no-lapse guarantee period of 15 years for issue ages 0-70, the number of years until attained age 85 for issue ages 71-79, and 5 years for issue ages 80 and over.

Your policy will not terminate, even if your net policy account value is not sufficient to pay your monthly charges, as long as:

•	You have satisfied the “guarantee premium test” (discussed in “guarantee premium test for the no-lapse guarantee” under “More information about policy benefits” later in this prospectus); and

•	Any outstanding loan and accrued loan interest does not exceed the policy account value.

There is no extra charge for this rider.

The no-lapse guarantee is not impacted by your choice of death benefit option.

You can receive an accelerated death benefit under the Long-Term Care ServicesSM Rider

In states where approved and subject to our eligibility requirements, the Long-Term Care ServicesSM Rider may be added to your policy at issue. This rider provides an acceleration of the policy’s death benefit in the form of monthly payments if the insured becomes chronically ill and is receiving qualified long-term care services in accordance with a plan of care. The long-term care specified amount at issue must be at least $100,000. The monthly rate for this rider varies based on the individual characteristics of the insured and the benefit percentage you select and whether you select the rider with or without the optional Nonforfeiture Benefit. You can terminate this rider after your first policy year. For more information about this rider, see “Other benefits you can add by rider” under “More information about policy features and benefits” later in this prospectus.

You can receive a terminal illness living benefit under the Living Benefits Rider.  Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our Living Benefits Rider if you apply for a face amount of at least $50,000 unless it is issued as a conversion from a term life policy or term rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy’s death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living Benefits Rider for all policies issued by the Company or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the Living Benefits Rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

For more information about that rider, see “Your option to receive a terminal illness living benefit under the Living Benefits Rider” under “Accessing your money” later in this prospectus.

Investment options within your policy

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium at our Administrative Office or the register date of your policy (the “Investment Start Date”). Before this date, your initial premium will be held in a non-interest bearing account. See “Policy issuance” in “More information about procedures that apply to your policy” later in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see “Your right to cancel within a certain number of days,” later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option as of the later of the Investment Start Date and the issue date for 20 calendar days (the “Money Market Lock-in Period”). On the first business day following the Money Market Lock-in Period, we will reallocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the “Allocation Date” is the first business day following the Money Market Lock-in Period. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You provide such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

The policy is between you and the Company. The policy is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. If your policy is sold by a financial professional of Equitable Advisors, your financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him/her regarding any different arrangements that may apply.

You can choose among variable investment options.

Variable investment options.  The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as “Investment Funds.”) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisers who make the investment decisions for each Portfolio are set forth later in the prospectus under “About the Portfolios of the Trusts.”

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.). We may add or delete variable investment options or Portfolios at any time.

Guaranteed interest option.  You can also allocate some or all of your policy’s value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (1.0% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are declaring on existing policies at any time may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the “Guaranteed Interest Account.”)

We will pay at least 1.0% annual interest on our guaranteed interest option.

Market Stabilizer Option®.  The MSO rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. The S&P 500 Price Return Index includes 500 companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option® prospectus for more information.

Your policy account value

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your “policy account value.” You instruct us to allocate your policy account value to one or more of the policy’s investment options indicated on the front cover of this prospectus.

Your “policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See “Borrowing from your policy” later in this prospectus. The account value of any policy amounts transferred to the Market Stabilizer Option® (“MSO”) is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option® prospectus.

(Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our “Guaranteed Interest Account.”)

Your “net policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option and (iii) any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any “restricted” amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. The account value of any policy amounts transferred to the Market Stabilizer Option® is also included in your net policy account value, and is calculated as described in the separate Market Stabilizer Option® prospectus.

Your policy account value is subject to certain charges discussed in “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus.

Your policy account value will be credited with the same returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of charges we deduct under the policy.

Your policy’s value in our variable investment options.  We invest the policy account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by “units.”

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy’s variable investment options, we “redeem” (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you “purchase” additional units having the same value as the amount of any premium (after deduction of any premium charge), loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio’s shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day’s value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and MSO, if applicable, and deducted monthly from your policy account based on your deduction allocations. For more information on how we allocate charges, see “How we allocate charges among your investment options” earlier in this prospectus.

Your policy’s value in our guaranteed interest option.  Your policy’s value in our guaranteed interest option includes: (i) any amounts that have been allocated to that option, based on your request, and (ii) any “restricted” amounts that we hold in that option as a result of your election to receive a living benefit. See “Your option to receive a terminal illness living benefit under the Living Benefits Rider,” later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 1.0% effective annual rate.

Amounts may be allocated to or removed from your policy’s value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

6. Transferring your money among our investment options

Transfers you can make

You can transfer among our variable investment options and into our guaranteed interest option. However, certain restrictions may apply.

After your policy’s Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

Please see “Investment options within your policy” in “Payment of premiums and determining your policy’s value” for more information about your role in managing your allocations.

Restrictions on transfers into the guaranteed interest option.  After the first two policy years and if the attained age of the insured is less than 65, we may limit transfers you can make into the unloaned GIO if the current (non-guaranteed) interest crediting rate on the unloaned GIO is equal to the guaranteed minimum interest crediting rate of 1.0% (annual rate). In this instance, the maximum amount that may be transferred from the variable investment options to the unloaned GIO in a policy year is the greater of: (a) $500 and (b) 25% of the total amount in the variable investment options at the beginning of the policy year. If this amount is exceeded in any policy year during which the transfer limit becomes effective, additional transfers into the unloaned GIO will not be permitted during that policy year while the limit remains in effect.

Current unrestricted transfers out of the guaranteed interest option.  We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice. If we decide to change our limitations on transfers out of the guaranteed interest option, we will provide you with notice of at least 30 days.

See the “How to make transfers” section below on how you can request a transfer.

Please note that the ability to make unresticted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan or as “restricted” amounts as a result of your election to receive a living benefit, if available under your policy.

Disruptive transfer activity.  We reserve the right to limit access to the services described below if we determine that you are engaged in a disruptive transfer activity, such as “market timing” (see “Disruptive transfer activity” in “More information about other matters”).

How to make transfers

In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day.

Internet transfers.  Generally, you can make transfers over the Internet if you are the owner of the policy. You may do this by visiting www.equitable.com website and registering for online account access. This service may not always be available. The restrictions relating to transfers are described below.

Online transfers.  You can make online transfers by following one of two procedures:

•	For individually owned policies for which you are the owner, by logging onto our website, described under “By Internet” in “How to reach us” earlier in this prospectus; or

•	For corporation and trust owned policies, we require a special authorization form to obtain access. The form is available on our website www.equitable.com or by contacting our Administrative Office.

Telephone Transfers.  Telephone transfers can be made by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.); facsimile transfers can be submitted to 1-855-268-6378.

For more information, see “Telephone and Internet requests” later in this prospectus. We allow only one request for transfers each day (although that request can cover multiple transfers). If you are unable to reach us via our website, you should send a written transfer request to our Administrative Office.

Transfers through our Administrative Office.  You may submit a written request for a transfer to our Administrative Office. We require a written request for jointly owned policies.

Our automatic transfer service

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit’s value is low, and fewer units if the unit’s value is high. Therefore, you may achieve a lower average cost per unit over the long-term.

Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.

Our automatic transfer service (also referred to as our “dollar cost averaging service”) enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the automatic transfer service at any time by sending a written request to our Administrative Office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

Our asset rebalancing service

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your policy account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service. Certain investment options, such as the guaranteed interest option, are not available investment options with the asset rebalancing service.

7. Death benefits and accessing your money

About your life insurance benefit

Your policy’s face amount.  In your application to buy the policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the “face amount” of the base policy. Generally, $50,000 is the minimum amount of coverage you can request or $100,000 if utilizing streamlined underwriting. If you have elected the Charitable Legacy Rider, the minimum face amount is $1 million. If you have elected the Cash Value Plus Rider, the minimum face amount is $250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members. If you are exercising a conversion from certain term life policies or term riders, the minimum face amount is $25,000. For policies that exceed our Disability Deduction Waiver or Disability Waiver of Premium or Monthly Deductions maximum coverage limit, the minimum face amount is $10,000.

If the insured person dies, we pay a life insurance benefit to the “beneficiary” you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. (See “Your options for receiving policy proceeds” under “More information about policy features and benefits” later in this prospectus.)

Your policy’s “death benefit” options.  In your policy application, you also choose whether the basic amount (or “benefit”) we will pay if the insured person dies is:

•

Option A — The policy’s face amount on the date of the insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy face amount;

-or-

•

Option B — The face amount plus the “policy account value” on the date of death. Under this option, the amount of the death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy account value.

Your “policy account value” is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Policy account value is discussed in more detail under “Payment of premiums and determining your policy’s value” earlier in this prospectus.)

Under Option B, your policy’s death benefit will tend to be higher than under Option A, assuming the same policy face amount and policy account value. As a result, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk.

Alternative higher death benefit in certain cases

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the Code’s definition of “life insurance.”

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. The alternate higher death benefit is based upon the life insurance qualification test that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your policy account value on the insured person’s date of death by a percentage specified in your policy. Representative percentages are as follows:

If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.

Age:*	40 and under		45	50	55	60	65
%:	250%		215%	185%	150%	130%	120%
Age:	70	75-90	91	92	93	94- Over
%:	115%	105%	104%	103%	102%	101%
*	For the then-current policy year.

For example, if the guideline premium test is selected, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 120%, then the death benefit under Option A is the alternative death benefit of $102,000 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see Appendix “Calculating the alternate death benefit” to this prospectus.

For the cash value accumulation test, the alternate death benefit is the greater of the minimum death benefit as determined under the Code under this test or 101% of the policy account value. The death benefit must be large enough to ensure that the policy’s cash surrender value (as computed under section 7702 of the Code) is never larger than the net single premium needed to fund future policy benefits. The net single premium varies based upon the insured’s age, sex and risk class and is calculated using an interest rate of 4% and mortality charges based upon the 2017 Commissioner’s Standard Ordinary Mortality Tables.

For example, if the cash value accumulation test is selected, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 200.4%, then the death benefit under Option A is the alternative death benefit of 170,340 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see Appendix “Calculating the alternate death benefit” to this prospectus.

These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.

The operative period for the higher alternative death benefit is generally determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values.

The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

Other adjustments to death benefit.  We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person’s death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loan and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a Living Benefits Rider. We reduce it by the amount of the living benefits payment plus interest. See “Your option to receive a terminal illness living benefit under the Living Benefits Rider” later in this prospectus. Under the Long-Term Care ServicesSM Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit, unless benefits are being paid under the optional Nonforfeiture Benefit. Please see “Long-Term Care ServicesSM Rider” later in this prospectus.

You can request a change in your death benefit option from Option B any time after the fifth year of the policy or from Option A any time after the second year of the policy and before the policy anniversary nearest to the insured’s 121st birthday.

Change of death benefit option.  If you change your death benefit option, we will adjust your policy’s face amount. The adjustment will be in the amount (up or down) necessary so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

The following rules apply if the alternative death benefit (referenced above) is not higher than the base policy’s death benefit at the time of the change in the death benefit option. If you change from Option B to Option A, we automatically increase your base policy’s face amount by an amount equal to your policy account value at the time of the change. If you change from Option A to Option B, we will automatically reduce your base policy’s face amount by an amount equal to your policy account value at the time of the change. You can request a change from Option A to Option B any time after the second policy year or from Option B to Option A any time after the fifth policy year. Any request to change an Option must occur before the policy anniversary nearest the insured’s 121st birthday.

If the alternate death benefit (referenced above) is higher than the base policy’s death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above. See “Alternative higher death benefit in certain cases” earlier in this section.

We may refuse a change from Option A to Option B if the policy’s face amount would be reduced below $50,000, or $100,000 if utilizing streamlined underwriting. A change from Option A to Option B is not permitted beyond the policy year in which the insured person reaches the attained age 120.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. You may not request a change of the death benefit option from Option A to Option B under the policy while the Long-Term Care ServicesSM Rider is in effect. You may request a change from Option B to Option A. Please refer to “Tax information” later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

Accessing your money

You can access the money in your policy in different ways. You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a “restricted” basis following your receipt of a terminal illness living benefits payment, as well as by any other loans and accrued loan interest you have outstanding. The cash surrender value available for loans is also reduced on a pro rata basis for the portion of the policy death benefit amount accelerated to date but not by more than the accumulated benefit lien amount. See “More information about policy features and benefits: Other benefits you can add by rider: Long-Term Care ServicesSM Rider” later in this prospectus. We will charge interest on the amount of the loan. See “Borrowing from your policy” later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net cash surrender value at any time after the first year of your policy and before the policy anniversary nearest to the insured’s 121st birthday. Partial withdrawals are not permitted if you are receiving monthly benefit payments under the Long-Term Care ServicesSM Rider before coverage is continued under the optional Nonforfeiture Benefit. See “Making withdrawals from your policy” later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. You may have to pay surrender charges if you surrender your policy. See “Surrendering your policy for its net cash surrender value” later in this prospectus.

Policy loans, partial withdrawals and policy surrender may have tax consequences. See “Tax information” later in this prospectus for the tax treatment of the various ways in which you can access your money.

Automated Income Service

On or after the 10th policy anniversary, the automated income service permits a policy owner to request a start and end date for income payments on a periodic basis. Income payments can be made on a monthly, quarterly, semi-annual or annual basis. The income payment request can be made in the form of a percentage of the policy’s net cash surrender value or a specific dollar amount. Amounts withdrawn under the automated income service will be treated as a partial withdrawal up to the amount of your basis in the policy and then will be treated as a loan, if necessary, up to a maximum of 90% of the policy’s net cash surrender value. The income payments will continue until you instruct us to stop them or 90% of the policy’s net cash surrender value has been reached. See “Making withdrawals from your policy” below for more information about partial withdrawals and “Borrowing from your policy” below for more information on policy loans.

Borrowing from your policy

You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a “restricted” basis following your receipt of a terminal illness living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding and reduced for any monthly payments under the Long-Term Care ServicesSM Rider. See “More information about policy features and benefits: Other benefits you can add by rider: Long-Term Care ServicesSM Rider” later in this prospectus. See “Your option to receive a terminal illness living benefit under the Living Benefits Rider” below. The minimum loan amount generally is $500.

You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan’s repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

•	you cannot make transfers or withdrawals of the collateral;

•	we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

•	we do not count the collateral when we compute our customer loyalty credit; and

•	the collateral is not available to pay policy charges.

When you request a loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

Loan interest we charge.  The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 2.0% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 2.0% for the first ten policy years and 1.0% thereafter. We will notify you of the current loan interest rate when you apply for a loan and annually on the annual report, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

Interest that we credit on loan collateral.  Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy’s first ten years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy’s 11th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have an outstanding loan). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 1.0% and that the differential will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we transfer that interest to your policy’s investment options in the same proportions as if it were a premium payment.

Effects of a policy loan.  If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy’s proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due.

A policy loan, repaid or not, has a permanent effect on your cash surrender value and the death benefit. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on your cash surrender value is likely to be.

If your policy’s no-lapse guarantee is in effect and is important to you, you should ensure that the amount of any outstanding policy loans and accrued loan interest does not exceed your policy account value. The no-lapse guarantee will terminate if the amount of your outstanding policy loans and accrued loan interest is greater than your policy account value.

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. A policy loan can affect your policy account value and death benefit, even if you have repaid the loan. See “Tax information” below for a discussion of the tax consequences of a policy loan.

Paying off your loan.  You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments unless the policy has lapsed and the payment is received during the 61-day grace period. See “Policy ‘lapse’ and termination” in “The minimum amount of premiums you must pay” under “Risk/ benefit summary: Policy features, benefits and risks” for more information. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment. Any payment received while you are receiving monthly payments under the Long-Term Care ServicesSM Rider will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among the investment options as you instruct; or, if you don’t instruct us, in the same proportion as if they were premium payments.

If you are to receive monthly benefit payments under the Long-Term Care ServicesSM Rider, a pro rata portion of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

Any portion of the loan repayment that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts that you specified for that particular loan repayment. If you did not specify, we will allocate that portion of the loan repayment in proportion to the premium allocation percentages for the variable investment options on record.

Making withdrawals from your policy

You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy and before the policy anniversary nearest to the insured’s attained age 121, provided you are not receiving monthly benefit payments under the Long-Term Care ServicesSM Rider. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each. If you elected the Long-Term Care ServicesSM Rider and selected death benefit Option A, a partial withdrawal will reduce the current long-term care specified amount see “More information about policy features and benefits: Other benefits you can add by rider: Long-Term Care ServicesSM Rider” later in this prospectus. We will not deduct a charge for making a partial withdrawal.

You can withdraw all or part of your policy’s net cash surrender value, although you may incur tax consequences by doing so.

Effect of partial withdrawals on insurance coverage. A partial withdrawal will result in a reduction in the cash surrender value and in your policy account value equal to the amount withdrawn as well as a reduction in your death benefit.

The death benefit after the withdrawal will be determined as described in “About your life insurance benefit” and “Alternative higher death benefit in certain cases” earlier in this section, based on the policy account value and the base policy face amount after the withdrawal.

For policies with death benefit Option A: if the Option A death benefit is higher than the alternative death benefit, a partial withdrawal will result in a dollar-for-dollar automatic reduction in the policy’s face amount (and, hence, an equal reduction in the death benefit). If the alternative death benefit is higher than the Option A death benefit and if the death benefit minus the amount to be withdrawn is not lower than the Option A death benefit, the policy’s face amount will not be reduced but the policy’s death benefit will be reduced by an amount greater than the amount to be withdrawn. If the alternative death benefit is higher than the Option A death benefit and if the Option A death benefit is higher than the death benefit minus the amount to be withdrawn, then the policy’s face amount will be reduced to an amount equal to the death benefit minus the amount to be withdrawn and the death benefit will be reduced by an amount greater than the amount to be withdrawn.

For policies with death benefit Option B: the base policy face amount will not be reduced. If the Option B death benefit is higher than the alternative death benefit, a partial withdrawal will reduce the death benefit on a dollar-by-dollar basis. If the alternative death benefit is higher than the Option B death benefit, the death benefit will be reduced by an amount greater than the amount to be withdrawn.

A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the no-lapse guarantee. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or failure to pass the guarantee premium test for the no-lapse guarantee. There will be no proportionate surrender charge due to a decrease in base policy face amount resulting from a partial withdrawal.

We will not permit a partial withdrawal that would reduce the face amount below the minimum stated in your policy, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

You should refer to “Tax information” below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

Surrendering your policy for its net cash surrender value

Upon written request satisfactory to us, you can surrender (give us back) your policy for its “net cash surrender value” at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is “restricted” as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care ServicesSM Rider, and minus any surrender charge that then remains applicable. The surrender charge is described in “Charges and expenses you will pay” earlier in this prospectus.

Please refer to “Tax information” below for the possible tax consequences of surrendering your policy.

Your option to receive a terminal illness living benefit under the Living Benefits Rider

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our Living Benefits Rider if you apply for a face amount of at least $50,000 unless it is issued as a result of a conversion from a term life policy or term rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy’s death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living Benefits Rider for all policies issued by the Company or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the Living Benefits Rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit on account of terminal illness, the Long-Term Care ServicesSM Rider for chronic illness benefits, if elected, and before continuation of coverage under any Nonforfeiture Benefit, will terminate and no further benefits will be payable under the Long-Term Care ServicesSM Rider. Long-Term Care ServicesSM Rider charges will also stop. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a “lien” we establish against your policy.)

When we pay a living benefit, we automatically transfer a pro rata portion of your policy’s net cash surrender value to the policy’s guaranteed interest option regardless of any policy guaranteed interest option limitation in effect. This amount, together with the interest we charge thereon, will be “restricted”— that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy’s value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See “Tax information” below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

You can arrange to receive a “living benefit” if the insured person becomes terminally ill.

Example: Policy owner is age 55 and has been diagnosed with cancer. He is not expected to live longer than 12 months and submits a claim for Living Benefits under a policy with a

$200,000 face amount. The cash surrender value of the policy is currently $50,000. He has a policy loan (including accrued interest) of $25,000 outstanding on the policy, so his net death benefit is $175,000 ($200,000 - $25,000) and his net cash surrender value is $25,000 ($50,000 - $25,000).

The maximum Living Benefits payment available is the lesser of $500,000 and 75% of his $175,000 net death benefit ($131,250). Policy owner requests half of this amount, or $65,625, on his claim and receives a lump sum payment of $65,375 (after a claim processing fee of $250 is assessed). Policy owner dies 10 months after filing his claim for Living Benefits. His wife as the beneficiary on his policy receives $128,372. This death claim payment and other policy values are calculated as follows:

Before Payment of Living Benefits:
Policy Loan Outstanding	$25,000
Net Death Benefit	$175,000
Net Cash Surrender Value	$25,000
Living Benefits Payment Requested	$65,625
Net Amount Minus $250 Processing Fee	$65,375

Immediately After Payment of Living Benefits
Net Death Benefit	$175,000
Lien Outstanding	$65,625
Death Benefit Net of the Policy Loan and Lien	$109,375
Net Cash Surrender Value	$25,000
Initial Lien against Cash Value [65,625 x (25,000/175,000)][1]	$9,375
Cash Surrender Value Net of Policy Loan and Lien	$15,625
1

The lien resulting from the Living Benefit payment is equal to the amount of Living Benefit plus accrued interest plus additional amounts, if any, that are advanced to keep the policy in force. The amount of cash value net of existing policy loans, in excess of a specified percentage (which will not be greater than 100%) of the lien, is available for additional policy loans or partial withdrawals. The specified percentage is equal to the net cash value divided by the net death benefit. The net cash value is the cash value minus any outstanding policy loan and accrued loan interest. The net death benefit is the death benefit minus any outstanding policy loan and accrued loan interest.

Ten Months Later:
Lien	$65,625
Interest on Lien[2]	$2,852
Lien Plus Interest	$68,477
Policy Loan	$25,000
Interest on Policy Loan[2]	$1,037
Policy Loan Plus Interest	$26,037
Death Benefit Net of Policy Loan and Lien [200,000 – $68,477 – $26,037]	$105,486
2.

Assumes a hypothetical 8% annual rate for the outstanding policy loan and the Lien. For policies with cash values, the actual interest rate for the Lien at the time the Living Benefits payment is made will not exceed the greater of: (i) the 90-Day Treasury Bill or (ii) the higher of (a) the maximum adjustable policy loan interest rate based on the

“Published Monthly Average,” as defined below, for the calendar month that ends two months before the date of application for the Living Benefits payment or (b) the policy guaranteed cash value interest rate plus 1% per year.* The interest rate accrued on the portion of the Lien that is allocated to the policy cash value will not be more than the policy loan interest rate.
*

For policies without cash values, the actual interest rate for the Lien at the time the Living Benefits payment is made will not exceed the greater of: (i) the 90-Day Treasury Bill or (ii) the “Published Monthly Average,” as defined below, for the calendar month that ends two months before the date of application for the Living Benefits payment.

The “Published Monthly Average” means the Moody’s Corporate Bond Yield Average – Monthly Average Corporates published by Moody’s Investors Service, Inc., or any successor thereto. If such averages are no longer published, we will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which this policy is delivered.

8. Tax information

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

Basic income tax treatment for you and your beneficiary

The policy will be treated as “life insurance” for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the “Code”) and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

•	the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

•

increases in your policy account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See “Assigning your policy” later in this prospectus. See also special rules below for “Business and employer owned policies,” and for the discussion of insurable interest under “Other information.”

Tax treatment of distributions to you (loans, partial withdrawals, and full surrender)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a “modified endowment contract” (sometimes also referred to as a “MEC”). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status.  Your policy will be a “modified endowment contract” if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. (“Paid up” means that no future premiums would be required.) This is called the “seven-pay” test.

Whenever there is a “material change” under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy account value at the time of such change.

A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A “material change” for these purposes could occur as a result of a change in death benefit option or certain other changes.

If your policy’s benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid during its first seven years (or within seven years after a material change) are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal), a change in death benefit option, or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of policy account value that may be maintained under the policy. We may also be required to provide a higher death benefit notwithstanding the decrease in face amount in order to assure that your policy continues to qualify as life insurance. Under either test, in some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See “Changes we can make” later in this prospectus.

Taxation of pre-death distributions if your policy is not a modified endowment contract.  As long as your policy remains in force as a non-modified endowment contract, policy loans will generally be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. However, there is some uncertainty as to the federal tax treatment of policy loans with a small or no spread between the interest rate charged and the interest rate credited on the amount loaned. You should consult a qualified tax adviser as to the federal tax treatment of such loans. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your “basis” in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy account value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

Policy loans.  Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.

Ideally a policy loan will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract (“MEC”), any loan will be treated as a distribution when made, and thus may be taxable at such time.

Taxation of pre-death distributions if your policy is a modified endowment contract.  Any distribution from your policy will be taxed on an “income-first” basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your policy account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the Company (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. So, for example, if a policy has been collaterally assigned as security for a loan and the policy subsequently becomes a MEC there could be a taxable deemed distribution even though the policy owner has not received any payment from us.

Policy changes.  Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

Restoration of a terminated policy.  For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

Tax treatment of Living Benefits Rider or Long-Term Care ServicesSM Rider under a policy with the applicable rider

Living Benefits Rider.  Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living benefits rider meet the tax law’s definition of terminally ill under section 101(g) of the Code and can qualify for this income tax exclusion.

If the owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with respect to the life of the insured person by reason of the insured person being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer.

Long-Term Care ServicesSM Rider.  Benefits received under the Long-Term Care ServicesSM Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. However, receipt of these benefits may be taxable in part and may reduce your investment in the policy. Generally income exclusion for all long-term care type payments from all sources with respect to an insured person will be limited to the higher of the Health Insurance Portability and Accountability Act (“HIPAA”) per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

The Long-Term Care ServicesSM Rider is intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code. Charges for the Long-Term Care ServicesSM Rider are generally not considered deductible for income tax purposes and may be considered distributions for income tax purposes, and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance policy. Assuming the rider qualifies as intended, charges will reduce your investment in the policy for income tax purposes (but not below zero) but will not be taxable. Please see Appendix “State policy availability and/or variations of certain features and benefits” to this prospectus for more information on state variations.

Any adjustments made to your policy death benefit, face amount and other values as a result of Long-Term Care ServicesSM Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

It is not clear whether the exclusion for accelerated death benefits on account of chronically-ill insureds applies to benefits under a qualified long-term care insurance policy for owners whose insurable interests arise from business-type policies. Please see Appendix “State policy availability and/or variations of certain features and benefits” to this prospectus for more information on state variations.

Under either rider,  if the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee directly to their provider of medical care.

Business and employer owned policies

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

Requirements for income tax free death benefits.  Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includible in the owner’s income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.

The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term “material” has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance with the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

Limitations on interest deductibility for business owned life insurance.  Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that the entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences. Proposals, if enacted, could narrow the exception unless the policy is grandfathered.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called “split-dollar” arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy’s average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity’s other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules apply to insurance company owners of policies which may be more restrictive.

Uses of policy which may be scrutinized. The IRS may view certain uses of life insurance policies as a tax shelter or as an abusive transaction. Please consult your tax advisor for the most up-to-date information as to IRS “Recognized Abusive and Listed Transactions” and how they may affect your policy.

Requirement that we diversify investments

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

Estate, gift, and generation-skipping taxes

If the policy’s owner is the insured person, the death benefit will generally be includable in the owner’s estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner’s estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person’s taxable estate, total at least $10 million (this statutory amount is to be indexed for inflation after 2010). A portability rule generally permits a surviving spouse to elect to carry over the unused portion of the deceased spouse’s exclusion amount.

Certain amounts may be deductible or excludable, such as gifts and bequests to a person’s spouse or charitable institutions, as well as for certain gifts per recipient per year ($15,000 for 2020, indexed for inflation).

As a general rule, if you make a “transfer” to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent “skips” his or her children and names his or her grandchildren as a policy’s beneficiaries. In that case, the generation-skipping “transfer” would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals, are generally allowed an aggregate generation-skipping tax exemption of the same amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift and generation skipping tax rules.

Pension and profit-sharing plans

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

Split-dollar and other employee benefit programs

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further certain split-dollar arrangements may come within the rules for business- and employer-owned policies. Among other issues, policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person’s consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

If this policy is being or was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of the following guidance. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. In addition, public corporations (generally publicly-traded or publicly-reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities

Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% Tax on Net Investment Income or “NII”

The 3.8% Medicare tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer’s NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

Our taxes

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to life insurance policies, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to life insurance policy ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report policy values and other information for certain policyholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S.-source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Possibility of future tax changes and other tax information

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. Congress may consider proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a life insurance policy. Legislative proposals could make sweeping changes to many longstanding tax rules including certain tax benefits currently available to newly purchased cash value life insurance policies. Proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what if any, legislation will actually be proposed or enacted or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies. As explained later under “Cost of insurance charge,” the policy charges and tax qualification are based upon 2017 Commissioner’s Standard Ordinary (CSO) tables. New tables may apply to new policies in future years. Certain safe harbors may be available under federal tax rules to permit certain policy changes without losing the ability to use 2017 CSO based tables for testing. If we determine that certain future changes to your policy would cause it to lose its ability to be tax tested under the 2017 CSO mortality tables, we intend to refuse such transactions which might have otherwise been available under your policy, subject to our rules then in effect. We would take such action to help assure that your policy can continue to qualify as life insurance for federal tax testing under the 2017 CSO based tables.

Other information

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policyowner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policyowner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2017 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of Equitable America Variable Account K, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest policy account values and/or the ability to make frequent transfers available under the policy. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio’s shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy’s proportionate share of the assets of Equitable America Variable Account K.

9. More information about policy features and benefits

In addition to the standard death benefit(s) associated with your Policy, other standard and/or optional benefits may also be available to you. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the “Fee Table.”

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitation
Charitable Legacy Rider	Provides an additional death benefit of 1% of the base policy face amount to the qualified charitable organization(s) chosen by the policy owner.	Optional

•   Only available at issue and an accredited charitable beneficiary must be named at that time.

•   Available for base policy face amounts of $1 million and above, where the minimum benefit would be $10,000 and the maximum benefit would be $100,000 (i.e., for face amounts of $10 million and above).

•   If the base policy face amount is reduced after issue for any reason, the benefit will be payable on the face amount at the time of the insured’s death, provided the face amount is at least $1 million.

•   If the base policy face amount has been decreased below $1 million at the time of death, then no benefit is payable.

Living Benefits Rider	Enables you to receive a portion of the policy’s death benefit (with certain exclusions), if the insured person has a terminal illness.	Standard

•   May be elected either at policy issue or after policy issue. If elected after issue, we will deduct $100 from your policy account value at the time of the transaction.

•   Subject to underwriting guidelines and state availability, your policy will automatically include this rider if you apply for a face amount of at least $50,000, unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy or term rider.

•   The maximum aggregate amount of payments that will be paid under this rider for all policies issued by the Company or an affiliate company on the life of the same insured person is $500,000.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitation
Policy Continuation Rider	Protects against the lapse of your policy in certain circumstances.	Standard

•   Your policy will automatically be placed on “policy continuation,” if at the beginning of any policy month on or following the policy anniversary nearest the insured person’s 75th birthday, but not earlier than the 15th policy anniversary, all of the following conditions apply:

•   The net policy account value is not sufficient to cover the monthly deductions then due;

•   The amount of any outstanding policy loan and accrued loan interest equals or exceed the policy account value multiplied by the Policy Continuation Trigger Percentage as provided in your policy;

•   There must be sufficient net policy account value to cover the Policy Continuation Charge;

•   The policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising the rider must not cause the policy to become a Modified Endowment Contract.

•   The amount of any outstanding policy loan and accrued loan interest is greater than the current base policy face amount;

•   You have selected death benefit Option A;

•   The policy is not in a grace period; and

•   No current or future distributions will be required to be paid from the policy to maintain its qualification as “life insurance” under the Internal Revenue Code.

No-Lapse Guarantee Rider	Generally guarantees that your policy will not terminate for a number of years.	Standard

•   Subject to the payment of certain specified amounts of premiums.

•   Rider will not prevent the policy from entering a grace period if the amount of your outstanding policy loans and accrued loan interest is greater than your policy account value.

•   Subject to certain conditions, provides a guarantee against policy lapse for 15 years for issue ages 0-70, and 5 years for issue ages 80 and over.

Substitution of Insured Person Rider	Permits you to request after the policy’s second year that a new insured person replace the existing one.	Standard

•   Available for policies with a minimum face amount of $50,000, unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy.

•   Upon making this change, any no-lapse guarantee and the Long-Term Care ServicesSM Rider will terminate.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitation
Cash Value Plus Rider	Allows for a reduction or waiver of the surrender charge if the policy is surrendered for its net cash surrender value, subject to certain conditions.	Optional

•   In order to elect this rider, the policy must have a minimum face amount of $250,000 per life when one or two policies are purchased on the lives of members of an insured group, and $100,000 per life when policies are purchased on the lives of three or more members.

•   The waiver of surrender charges does not apply if the policy is being exchanged or replaced during the first eight policy years with another life insurance policy or annuity contract on the insured person, including (but not limited to) a 1035 exchange, nor does it apply to a proportionate surrender charge resulting from a face amount decrease.

•   There is no refund of the premium charge if during the first three policy years the policy terminates after a grace period, is being exchanged or replaced with another life insurance policy or annuity contract on the insured person, including (but not limited to) a 1035 exchange, nor does it apply to a face amount decrease.

Disability Deduction Waiver Rider	Waives the monthly charges from the policy account value if the insured is totally disabled for at least six consecutive months, subject to certain conditions.	Optional

•   Issue ages are 0-59. However, coverage is not provided until the insured’s fifth birthday.

•   The maximum amount of coverage is $3,000,000 for the Company and affiliates’ policies in force and applied for.

•   Insured must be disabled for at least six consecutive months, and the disability must have begun prior to the policy anniversary nearest the insured’s 60th birthday. If total disability begins on or after this date, the monthly charges are waived to the earlier of the policy anniversary nearest the insured’s age 65 or termination of disability.

Disability Waiver of Premium or Monthly Deductions Rider	Pays the specified premium or waives the monthly charges from the policy account value, subject to certain conditions.	Optional

•   Issue ages are 0-59. However, coverage is not provided until the insured’s fifth birthday.

•   The insured must be totally disabled for at least six consecutive months, and the disability must have begun prior to the policy anniversary nearest the insured’s 60th birthday. If total disability begins on or after this date, the specified premium is paid (or the monthly charges, if greater, are waived) to the earlier of the policy anniversary nearest the insured’s age 65 or termination of disability.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitation
Long-Term Care ServicesSM Rider	Provides for the acceleration of all or part of the policy death benefit as a payment each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care.	Optional

•   Benefits are payable once we receive:

•   A written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services in accordance with a plan of care;

•   Proof that the “elimination period,” as discussed below, has been satisfied; and

•   Written notice of claim and proof of loss in a form satisfactory to us.

•   This rider has an elimination period that is the required period of time while the rider is in force that must elapse before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person.

•   The monthly rate charged for this rider varies based on the insured person’s sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected and whether you selected the rider with or without the optional Nonforfeiture Benefit.

•   Maximum total benefit under the policy depends on which death benefit option you pick, and when the policy was issued.

•   While this rider is in force and before any continuation of coverage under the optional Nonforfeiture Benefit, if elected, death benefit option changes are not permitted.

Nonforfeiture Benefit	Allows for the continuation of Long-Term Care Servicessm Rider coverage in a reduced benefit amount in certain situations.	Optional

•   Applicable in situations where:

•   The Long-Term Care ServicesSM Rider would otherwise terminate;

•   You have not already received benefits (including any loan repayments) that equal or exceed the total charges deducted for the rider; and

•   Your policy and Long-Term Care ServicesSM Rider were in force for at least three policy years.

•   Once in effect, this benefit will continue long-term care coverage under a paid-up status until the earliest of:

•   The death of the insured; and

•   The date the maximum total Nonforfeiture Benefit has been paid out and reduced to zero during a period of coverage.

Guarantee premium test for the no-lapse guarantee

We offer a guarantee against policy lapse that depends on your having paid specified amounts of premiums. This is our No-Lapse Guarantee rider and you can read more about it in “You can guarantee that your policy will not terminate before a certain date” in “Risk/benefit summary: Policy features, benefits and risks,” earlier in this prospectus. We offer the No-Lapse Guarantee rider free of charge.

Guarantee premium test.  If your net policy account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date (less any partial withdrawals) at least equals the cumulative guarantee premiums due to date for the no-lapse guarantee including any cumulative guarantee premiums for any optional riders that are then in effect. If it does, your policy will not lapse, provided that any policy loan and accrued loan interest does not exceed the policy account value, and provided that the guarantee is still in effect.

Guarantee premiums.  The amount of the guarantee premiums for the no-lapse guarantee are set forth in your policy on a monthly basis. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person’s risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend the no-lapse guarantee period beyond its original number of years.

Other benefits you can add by rider

When you purchase this policy, you could be eligible for the following other optional benefits we currently make available by rider:

•	Long-Term Care ServicesSM Rider — Described below.

•	Cash Value Plus Rider — Described below.

•	Charitable Legacy Rider — Described below.

•

Disability Deduction Waiver Rider — This rider waives the monthly charges from the policy account value if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured’s 60th birthday. If total disability begins on or after this date, the monthly charges are waived to the earlier of the policy anniversary nearest the insured’s age 65 or termination of disability. Issue ages are 0-59. However, coverage is not provided until the insured’s fifth birthday. The maximum amount of coverage is $3,000,000 for the Company and affiliates’ policies in-force and applied for.

Example: Insured who elected this rider at issue, at age 62 is totally disabled for six consecutive months. Monthly charges paid from the policy account value are waived until termination of the disability or the policy anniversary nearest the insureds age 65, since the disability arose after age 60.

•	Policy Continuation Rider — Described below.

•

Disability Waiver of Premium or Monthly Deductions Rider — This rider pays the specified premium or waives the monthly charges from the policy account value, if that amount is greater, if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured’s 60th birthday. If total disability begins on or after this date, the specified premium is paid (or the monthly charges, if greater, are waived) to the earlier of the policy anniversary nearest the insured’s age 65 or termination of disability. Issue ages are 0-59. However, coverage is not provided until the insured’s fifth birthday. The maximum amount of coverage is $3,000,000 for the Company and affiliates’ policies in-force and applied for.

Example: Insured who elected this rider at issue at 62 is totally disabled for six consecutive months. The specified premium is paid or monthly charges paid from the policy account value are waived, whichever is greater, until termination of the disability or the policy anniversary nearest the insureds age 65, since the disability arose after age 60.

We add the following benefits automatically at no charge to each eligible policy:

•

Substitution Of Insured Person Rider (Available for policies with a minimum face amount of $50,000 unless it is issued as a result of a conversion from a term life policy. See “You can change your policy’s insured person” under “More information about procedures that apply to your policy.”)

Example: In policy year 3, a policy owner with a face amount of $100,000 submits a request to substitute the insured person and provides the required documentation. Once the change goes into effect, the monthly insurance charges will be adjusted to reflect the characteristics of the new insured.

•	Living Benefits Rider (See “Your option to receive a terminal illness living benefit under the Living Benefits Rider” under “Accessing your money.”)

The Company or your financial professional can provide you with more information about these riders. Some of these benefits may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

See also “Tax information” earlier in this prospectus for certain possible tax consequences and limitations of deleting riders or changing the death benefits under a rider.

Cash Value Plus Rider

In states where approved, an optional rider may be elected at issue that may reduce or waive the surrender charge if the policy is surrendered for its Net Cash Surrender Value in the first eight policy years and a portion of the premium charge may be refunded upon surrender within the first three policy years. In order to elect the rider, the policy must have a minimum face amount of $250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members.

The rider works by potentially refunding all or a portion of the cumulative premium charges and waiving all or a portion of the surrender charge, if the policy is surrendered in full in its early years. The percentages of charges that will be refunded or waived under the rider are as follows:

Surrender in Policy Year	Percent of Cumulative Premium Charges Refunded	Percent of Surrender Charges Waived
1	0% - 100%	0% - 100%
2	0% - 80%	0% - 100%
3	0% - 33%	0% - 100%
4	0%	0% - 100%
5	0%	0% - 80%
6	0%	0% - 65%
7	0%	0% - 45%
8	0%	0% - 25%
9 and later	0%	0%

The net cash surrender value paid, including the maximum reduction of the surrender charges and refund of a percentage of cumulative premium charges shown in the table above, if a policy is surrendered in full while this rider is in force will not exceed the greater of:

1.	a cumulative-based premium cap equal to the sum of premiums paid to the date of the surrender minus any partial withdrawals, outstanding loan and accrued loan interest; and

2.	the net cash surrender value on the date of surrender calculated prior to any reduction or refund.

If the cumulative credited interest and/or investment performance exceeds the cumulative monthly charges plus the unwaived portions of surrender charges and/or premium charges, the additional cash value provided by this rider upon surrender may be reduced. While it is not possible to determine this in advance, a personalized illustration may help in evaluating possible outcomes. Thus, the cumulative-based premium cap may effectively limit the percentage of surrender charges waived and/or the percentage of premium charge refunded if a policy is surrendered in full while this rider is in force. Such percentages could effectively be as low as 0% as shown in the table above. As a result, is possible that an owner could elect the rider and pay the monthly fee but not receive a reduction in surrender charges or a refund of premium charges upon surrender and under such circumstances, the Company would not refund the rider fee.

The waiver of surrender charges does not apply if the policy is being exchanged or replaced during the first eight policy years with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does it apply to a proportionate surrender charge resulting from a face amount decrease. There is no refund of the premium charge if during the first three policy years the policy terminates after a grace period, is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does it apply to a face amount decrease.

Amounts available under the policy for loans and partial withdrawals continue to be calculated as if this rider was not part of the policy.

The premium charge refunds that would be applicable upon a complete surrender of the policy may increase the death benefit that is calculated when the claim is paid in the first 3 policy years in order for the policy to satisfy the definition of a “life insurance contract” under Section 7702 of the Code.

Example: Below is an example of the Cash Value Plus Rider for a 50 year old male, preferred non-tobacco, $2,500,000 face amount, assuming hypothetical gross annual investment return of 8%, seven premium payments of $117,614 annually and assumes a weighted average portfolio charge of [    ]% using all index portfolios:

Policy Year		1	2	3	4	5
Cumulative Premiums		[
Cash Surrender Value	With CV Plus
Cash Surrender Value	Without CV Plus					]

• Restoration after lapse.  If your policy is restored after a lapse, the rider will also be restored unless you made a written request to terminate the rider.

• Rider termination.  The rider will terminate on the earliest of the following dates: 1) The end of the eighth policy year; 2) The date the policy ends without value at the end of the Grace Period or otherwise terminates; or 3) After the first policy anniversary, the effective date of a policy owner’s written request to terminate this rider.

Long-Term Care ServicesSM Rider. (Please see Appendix “State policy availability and/or variations of certain features and benefits” to this prospectus for rider variations.) The rider provides for the acceleration of all or part of the policy death benefit as a payment each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care.(1) Benefits accelerated under this rider will be treated as a lien against the policy death benefit unless benefits are being paid under the optional Nonforfeiture Benefit. While this rider is in force and before any continuation of coverage under the optional Nonforfeiture Benefit, if elected, a death benefit option change from Option A to Option B is not permitted.

An individual qualifies as “chronically ill” if he has been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services in accordance with a plan of care; 2) proof that the “elimination period,” as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. In order to continue monthly benefit payments, we require recertification by a U.S. licensed health care practitioner every twelve months from the date of the initial or subsequent certification that the insured person is still a chronically ill individual receiving qualified long-term care services in accordance with a plan of care. Otherwise, unless earlier terminated due to a change in status of the insured or payout of the maximum total benefit amount, benefit payments will terminate at the end of the twelve month period. We also, at our own expense, may have the insured person examined as often as we may reasonably require during a period of coverage. This rider may not cover all of the costs associated with long-term care services during the insured person’s period of coverage.

The monthly rate charged for this rider varies based on the insured person’s sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected and whether you selected the rider with or without the optional Nonforfeiture Benefit. See “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus for more information on the charges we deduct for this rider.

If the net policy value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. While monthly benefits under the Long-Term Care ServicesSM Rider are being paid, we will waive the monthly charge for the Long-Term Care ServicesSM Rider.

We will pay up to the maximum total benefit for qualified long-term care services for the insured person for the duration of a period of coverage. During any period of coverage,

(1)	For a more complete description of the terms used in this section and conditions of this rider, please consult your rider policy form.

the maximum total benefit is determined as of the first day of that period of coverage.

Maximum total benefit.  For policies with death benefit Option A and the acceleration percentage is less than 100%, the maximum total benefit is equal to the current long-term care specified amount; if the acceleration percentage is equal to 100%, the maximum total benefit is equal to the greater of the (1) the current long-term care specified amount and (2) a percentage of the policy account value (such percentages are those shown in the “Table of Percentages” in the “Policy Information” section of the policy). For policies with death benefit Option A, the initial long term care specified amount is equal to the face amount of the base policy at issue multiplied by the acceleration percentage. You can select an acceleration percentage between 20% and 100%, subject to the minimum initial long-term care specified amount of $100,000. The higher the selected acceleration percentage, the higher the net amount at risk for this rider may be. A higher net amount at risk for this rider would cause the charge for this rider to be more expensive.

For policies with death benefit Option B, the maximum total benefit is equal to the greater of (1) the current long-term care specified amount plus the policy account value and (2) a percentage of the policy account value (such percentages are those shown in the “Table of Percentages” in the “Policy Information” section of the policy). For policies with death benefit Option B, the initial long term care specified amount is equal to the face amount of the base policy multiplied by 100%. You do not select an acceleration percentage.

During any period of coverage (see below), the maximum total benefit is determined as of the first day of that period of coverage.

Initial long-term care specified amount.  The initial long-term care specified amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount may reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount multiplied by the acceleration percentage selected, or (b) the long-term care specified amount immediately prior to the face amount decrease.

If you selected death benefit Option A and the acceleration percentage is less than 100%, any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the amount of the withdrawal.

If the acceleration percentage is equal to 100% and you elected death benefit Option A, if the maximum total benefit for the rider (calculated at that time) minus the amount of any partial withdrawal is less than the current long-term care specified amount, then the current long-term care specified amount will be reduced to the maximum total benefit minus the amount to be withdrawn.

If the acceleration percentage is equal to 100% and you elected death benefit Option B, the current long-term care specified amount will not be reduced as a result of the withdrawal.

Maximum monthly benefit. The maximum monthly benefit is the maximum amount we or an affiliated company will pay in a month for qualified long-term care services for the insured person. Affiliates include Equitable and Equitable Financial Life and Annuity Company. The maximum monthly benefit payment amount that you can purchase from the issuer and its affiliates is limited to $50,000 per month, per insured person. At issue, the maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage selected. After that, the maximum monthly benefit is equal to the maximum total benefit as of the first day of the first period of coverage, or on the date coverage under the Nonforfeiture Benefit begins, if earlier, multiplied by the benefit percentage selected.

Each month, the monthly benefit payment (a portion of which will be applied to repay any outstanding policy loan) for qualified long-term care services for the insured person is the lesser of:

1.	the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or

2.

the monthly equivalent of 200% of the per day limit allowed by the Health Insurance Portability and Accountability Act or “HIPAA.” (We reserve the right to increase this percentage.) To find out the current per day limit allowed by HIPAA, go to www.irs.gov. We may also include this information in your policy’s annual report.

We will pay a proportionate amount of the monthly benefit payment for services rendered for less than a full month.

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage. We deduct the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. We also reduce the cash surrender value, as described below.

Preexisting Conditions Limitation

No benefits will be provided under this rider during the first six months from the later of the register date of the policy and the effective date of the restored policy for long-term care services received by the insured person due to a preexisting condition. A preexisting condition is defined as a condition for which medical advice or treatment was received by (or recommended to) the insured person from a provider of health care services within six months before the effective date of this rider. Days of chronic illness of the insured person for a preexisting condition during the first six months that the rider is in force will not count toward meeting the elimination period. If the policy was restored, this limitation does not apply if the preexisting condition is cognitive impairment or loss of functional capacity.

•  Elimination period.  The Long-Term Care ServicesSM Rider has an elimination period that is the required period of time while the rider is in force that must elapse before any benefit is available to the insured person under this rider. This rider will have an elimination period of 90 calendar days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. Each day the insured is chronically ill will be counted towards the elimination period, whether or not continuous. However, the required number of days of the elimination period must be accumulated within a continuous period of two years. The elimination period must be satisfied only once while this rider is in effect.

The elimination period is waived if a U.S. licensed health care practitioner provides written certification that the insured person is chronically ill and is expected to require qualified long-term care services for the remainder of the insured person’s life and all other eligibility requirements have been satisfied.

•  Period of coverage.  The period of coverage is the period of time during which the insured person receives services that are covered under the Long-Term Care ServicesSM Rider and for which benefits are payable. This begins on the first day covered services are received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

1.	the date we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

2.	the date we discover the insured person is no longer receiving Qualified Long-Term Care Services in accordance with the Plan of Care written for that Period of Coverage;

3.	the date you request that we terminate benefit payments under this rider;

4.

the date the accumulated benefit lien amount equals the maximum total benefit (or if your coverage is continued as a Nonforfeiture benefit, the date the maximum total Nonforfeiture Benefit has been paid out);

5.	the date you surrender the policy (except to the extent of any Nonforfeiture Benefit you may have under the rider);

6.	the date we make a payment under the living benefits rider (for terminal illness) if it occurs before coverage is continued as a Nonforfeiture Benefit; or

7.	the date of death of the insured person.

During a period of coverage before coverage is continued as a Nonforfeiture Benefit:

1.	Partial withdrawals, face amount decreases and premium payments are not permitted.

2.	The policy death benefit will not be less than the maximum total benefit.

3.

Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment—including any loan repayment. The accumulated benefit lien amount will be deducted from the policy death benefit in determining the insurance benefit we pay.

4.	For the purposes of determining the cash surrender value of this policy, the policy face amount and the unloaned policy account value will be reduced by a percentage.

If the acceleration percentage is less than 100%: For death benefit Option A, such percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount. Death benefit Option B is not available if the acceleration percentage is less than 100%.

For policies with either death benefit option, if the acceleration percentage is equal to 100%: Such percentage will be equal to the accumulated benefit lien amount divided by the base policy death benefit.

For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount. Any applicable surrender charge will be reduced on a pro rata basis for the reduction in the policy face amount.

5.

If there is an outstanding policy loan (and accrued loan interest) at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the maximum total benefit that we have not accelerated to date.

6.

Transfers of any unloaned policy account value allocated to the guaranteed interest option or to the variable investment options are permitted. We do, however, reserve the right to restrict the variable investment options available to you during a period of coverage. If we exercise this right, we will notify you of such restrictions in advance.

After a period of coverage ends before coverage is continued as a Nonforfeiture Benefit:

1.	The base policy face amount and the unloaned policy account value will each be reduced by a percentage. If the acceleration percentage is less than 100% (which means you have death benefit Option A), such percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount.

For policies with either death benefit option, if the acceleration percentage is equal to 100%: Such percentage will be equal to the accumulated benefit lien amount divided by the base policy death benefit.

For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

Any applicable surrender charges will be reduced on a pro rata basis for the reduction in the policy face amount.

2.

The long-term care specified amount will be reduced by a percentage equal to the accumulated benefit lien amount, divided by the maximum total benefit. If after this calculation, the long-term care specified amount would be greater than the base policy face amount, the long-term care specified amount will be further reduced to the base policy face amount.

3.	For any subsequent period of coverage, the maximum monthly benefit will be equal to the maximum monthly benefit during the initial period of coverage.

4.

The premium fund values that are used by us to determine whether a guarantee against policy lapse or a guarantee of death benefit protection is in effect will also be reduced pro rata to the reduction in the base policy face amount.

5.	Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

6.	The accumulated benefit lien amount is reset to zero.

The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to your total unloaned policy account value.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire maximum total benefit has been paid out, the period of coverage will end, policy values will be adjusted as described above, and this rider will terminate. If the net policy account value is insufficient to cover the monthly deductions, the policy will terminate subject to the grace period provision.

•	Rider termination. This rider will terminate, and no further benefits will be payable (except, where applicable, as may be provided under the “Extension of Benefits”

and the “Nonforfeiture Benefit” provisions of this rider), on the earliest of the following:

1.	at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;

2.	upon termination or surrender of the policy;

3.	the date of the insured person’s death;

4.	the date when the accumulated benefit lien amount equals the maximum total benefit amount;

5.

the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date) if it occurs before coverage is continued as a Nonforfeiture Benefit; or

6.

on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider if it occurs before coverage is continued as a Nonforfeiture Benefit.

If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.

•

Extension of benefits.  If your policy lapses, terminating this rider, while the insured person is confined in a long-term care facility but before any rider benefits have been paid for a current period of coverage, benefits for that confinement may be payable provided that the confinement began while this rider was in force and the confinement continues without interruption after rider termination. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement (in this case, the maximum total benefit will be reduced by rider benefits that have been paid out); (b) the date the maximum total benefit has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.

Example of the LTCSR:

Using the guideline premium test.  The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is attained age 65 on the first day of the first period of coverage and that there is no outstanding debt. We also assume that the owner selected the guideline premium test, an acceleration percentage of 100% and a benefit percentage of 2%. The column labeled “Policy 1” shows what the maximum total benefit and maximum monthly benefit would be under death benefit options A and B for a policy with a lower account value. The column labeled “Policy 2” shows what the maximum total benefit and maximum monthly benefit would be under death benefit options A and B for a policy with a higher account value.

	Policy 1	Policy 2
LTC Specified Amount	$100,000	$100,000
Policy Account Value on the first day of the first period of coverage	$35,000	$85,000
Death Benefit Percentage	120%	120%
Maximum Total Benefit under Option A	$100,000	$102,000
Maximum Total Benefit under Option B	$135,000	$185,000
Maximum Monthly Benefit under Option A	$2,000	$2,040
Maximum Monthly Benefit under Option B	$2,700	$3,700

Using the cash value accumulation test.  The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is male preferred non-tobacco user of attained age 65 on the first day of the first period of coverage and that there is no outstanding debt. We also assume that the owner selected the cash value accumulation test, an acceleration percentage of 100% and a benefit percentage of 2%. The column labeled “Policy 1” shows what the maximum total benefit and maximum monthly benefit would be under death benefit options A and B for a policy with a lower account value. The column labeled “Policy 2” shows what the maximum total benefit and maximum monthly benefit would be under death benefit options A and B for a policy with a higher account value.

	Policy 1	Policy 2
LTC Specified Amount	$100,000	$100,000
Policy Account Value on the first day of the first period of coverage	$35,000	$85,000
Death Benefit Percentage	210.2%	210.2%
Maximum Total Benefit under Option A	$100,000	$178,670
Maximum Total Benefit under Option B	$135,000	$185,000
Maximum Monthly Benefit under Option A	$2,000	$3,573.40
Maximum Monthly Benefit under Option B	$2,700	$3,700

The monthly benefit payable will be the lesser of:

1)	The maximum monthly benefit (or lesser amount requested by the owner, but not less than $500); and

2)	200% x 30 (assumes a 30-day month) x daily HIPPA limit ($24,000 for 2021).

Nonforfeiture Benefit

For a higher monthly charge, you can elect the Long-Term Care ServicesSM Rider with the Nonforfeiture Benefit. The Nonforfeiture Benefit may continue coverage under the rider in a reduced benefit amount in situations where (a) the Long-Term Care ServicesSM Rider would otherwise terminate; (b) you have not already received benefits (including any loan repayments) that equal or exceed the total charges deducted for the rider; and (c) your policy and Long-Term Care ServicesSM Rider were in force for at least three policy years.

While the Nonforfeiture Benefit is in effect, all of the provisions of the Long-Term Care ServicesSM Rider remain applicable to you. The maximum total Nonforfeiture Benefit will be the greater of:

(a)	One month’s maximum monthly benefit and

(b)

The sum of all charges deducted for the Long-Term Care ServicesSM Rider (with the Nonforfeiture Benefit). This amount excludes any charges that may have previously been waived while rider benefits were being paid.

The maximum total Nonforfeiture Benefit will be reduced (but not below zero) by all monthly benefit payments paid under the rider, including any loan repayments and any payments made under the “Extension of Benefits” and “Nonforfeiture Benefit” provisions. Also, the maximum total Nonforfeiture Benefit will not exceed the maximum total benefit under the rider as of the date coverage under the Nonforfeiture Benefit begins.

Coverage under the Nonforfeiture Benefit begins on the date the Long-Term Care ServicesSM Rider would otherwise terminate for one of the following reasons (unless benefits are being continued under the “Extension of Benefits” provision of the rider):

(1)	We receive your written request to terminate the Long-Term Care ServicesSM Rider;

(2)	You surrender your policy; or

(3)	Your policy terminates without value at the end of a grace period.

If benefits are being continued under the “Extension of Benefits” provision of the rider and the maximum total benefit has not been paid out, coverage under the Nonforfeiture Benefit begins on the date the insured is discharged from a long-term care facility.

Once in effect, the Nonforfeiture benefit will continue long-term care coverage under a paid-up status until the earliest of (a) the death of the insured, and (b) the date the maximum total Nonforfeiture Benefit has been paid out and reduced to zero during a period of coverage. If coverage is continued under the Nonforfeiture benefit, you will receive additional information regarding the benefit, including the maximum total Nonforfeiture Benefit amount.

Example: Policy owner has been receiving benefits under the Long-Term Care Services Rider for three years and the amount of benefits received does not exceed the charges deducted for the Rider. Because policy owner elected the LTCSR with the Nonforfeiture Benefit, when the rider would otherwise end, it will be continued in a reduced benefit amount and with no additional rider charges due or payable thereafter.

For tax information concerning the Long-Term Care ServicesSM Rider, see “Tax information” earlier in this prospectus.

Policy Continuation Rider

This rider is automatically included in your policy and provides protection against future policy lapse when the net policy account value (policy account value less any outstanding policy loan and accrued loan interest) are insufficient to cover the monthly deductions of the policy. It cannot be exercised during a grace period, but should be exercised before there is insufficient net policy account value to pay monthly charges. If you exercise the Policy Continuation Rider, the policy will then become “paid-up” life insurance.

There is no charge for the Policy Continuation Rider unless and until it is exercised. If it is exercised, there is a one-time charge. The charge for the rider is described in more detail in “Fee Table“ under “Important information you should consider about the policy” earlier in this prospectus and “Policy Continuation charge” in “More information about certain policy charges” later in this prospectus.

Exercising the Policy Continuation Rider.  In order to exercise the Policy Continuation Rider, ALL of the following conditions must be met under your policy:

(1)	the amount of any outstanding policy loan and accrued loan interest equals or exceeds the policy account value multiplied by the Policy Continuation Trigger Percentage as provided in your policy.

(2)	your policy has been in force for at least 15 policy years;

(3)	the insured person’s attained age is at least 75;

(4)	the outstanding loan amount and accrued loan interest exceeds the current base policy face amount;

(5)	the death benefit option then in effect is Option A (the rider cannot be exercised if Option B is in effect);

(6)	the policy is not then in a grace period;

(7)	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code;

(8)	there must be sufficient net policy account value to cover the Policy Continuation Charge described later in “Fee Table” under “Important information you should consider about the policy”; and

(9)

the policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising this rider must not cause the policy to become a Modified Endowment Contract.

Notification and exercise of the Policy Continuation Rider.  We will notify you within 15 days after the beginning of the policy month when all of the conditions listed above occur that you may exercise the Policy Continuation Rider. If you wish to exercise the Policy Continuation Rider, you must respond in writing to our Administrative Office within 45 days after the date of the notice.

If there is any amount remaining in the unloaned policy account in excess of the Policy Continuation Charge, we will treat your instruction to exercise this rider as a request for an additional loan equal to this excess amount. Such amount will then be distributed to you on the effective date of Policy Continuation. Once you exercise the Policy Continuation Rider, Policy Continuation will remain in effect during the lifetime of the insured person unless the policy is surrendered.

If you do not respond to our notice telling you that you are eligible to exercise the Policy Continuation Rider, your policy and the rider will continue according to their terms. You may still exercise this Policy Continuation Rider at some future time if the appropriate conditions are met. Please note, however, that we will not send you another notice of eligibility to exercise this rider and the policy may lapse.

Effective date of Policy Continuation.  Policy Continuation will take effect at the beginning of the policy month that coincides with, or next follows, the date we receive your instruction to exercise the Policy Continuation Rider. If the net policy account value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect.

Policy Continuation charge.  There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Payment of premiums and determining your policy’s value” earlier in your prospectus.

Effect of Policy Continuation.  If Policy Continuation takes effect subject to the Policy Continuation Rider, all other additional benefit riders and endorsements will terminate when Policy Continuation takes effect. If the is any amount remaining in the net policy account value after the Policy Continuation Rider charge has been deducted, such amounts are treated as an additional loan and refunded to you so there will be no amounts in the variable investment options or the MSO. From that point forward, ALL of the following will apply:

(1)	the policy will not lapse and no further premiums will be required;

(2)	loan interest will continue to be due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan;
(3)

any payments we receive from you while the policy is on Policy Continuation will be applied as loan repayments and will be allocated to the unloaned portion of the guaranteed interest option to the extent of any outstanding loan and accrued loan interest. Any excess will be refunded to you; and

(4)

on each policy anniversary and any time you repay all of a policy loan, interest credited to the loaned portion of the guaranteed interest option will be allocated to the unloaned portion of the guaranteed interest option.

When Policy Continuation is in effect subject to the Policy Continuation Rider, ALL of the following are prohibited:

(1)	partial withdrawals;

(2)	premium payments;

(3)	changes to the policy face amount or death benefit option;

(4)	transfers out of, or allocations out of, the unloaned guaranteed interest option to the variable investment options or the MSO even if the loan is fully repaid; and

(5)	any other requested policy changes.

When Policy Continuation is in effect, the death benefit of this policy is the greatest of: (a) the policy account value or the outstanding loan and accrued loan interest on the insured person’s date of death, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount.

We will deduct the amount of any outstanding policy loan and accrued loan interest from the death benefit we will pay. If you have a full surrender when Policy Continuation is in effect you will be paid the net cash surrender value.

For further information, please see Appendix “Examples of how the Policy Continuation Rider works” to your prospectus.

Policy Continuation Rider termination.  This rider will terminate when the policy terminates.

Policy Continuation Rider restoration.  If your policy ends without value at the end of a grace period, the Policy Continuation Rider will be restored along with the policy.

Charitable Legacy Rider.  An optional rider may be elected at issue that provides an additional death benefit of 1% of the base policy face amount to the qualified charitable organization(s) chosen by the policy owner at no additional cost. This rider is only available at issue and an accredited charitable beneficiary must be named at that time. The rider is available for base policy face amounts of $1 million and above, where the minimum benefit would be $10,000 and the maximum benefit would be $100,000 (i.e. for face amounts of $10 million and above).

If the base policy face amount is reduced after issue for any reason, the benefit will be payable on the face amount at the time of the insured’s death, provided the face amount is at least $1 million. If the face amount has been decreased below $1 million at the time of death, then no benefit is payable.

The designated beneficiary of this rider must be an organization exempt from federal taxation under Section 501(c) of the Code and listed in Section 170(c) of the Code as an authorized recipient of charitable contributions. See www.IRS.gov for valid organizations.

Example: Initial policy face amount of $1,000,000 with a charity named at policy issue. If face amount remains at $1,000,000, then upon death, $10,000 (.01 x $1,000,000) will be payable to a designated qualified charity.

•	Rider termination. The charitable legacy rider will terminate and no further benefits will be paid on the earliest of the following:

—	the termination of the policy;

—	the surrender of the policy;

—	the date we receive the policy owner’s written request to terminate the rider; or

—	the date of the insured’s death.

If the base policy lapses and is subsequently restored, the rider will be reinstated. The rider will not be terminated if the policy owner executes the Substitution Of Insured Person Rider.

Customer loyalty credit

We provide a customer loyalty credit for policies that have been in force for more than a specified number of years depending on your age at policy issuance. If eligible, this credit is added to your policy account value each month on your monthly anniversary date. The dollar amount of the credit is a percentage of your unloaned policy account value, which is your policy account value less any value we are holding as collateral for any policy loans, as of your monthly anniversary date. This credit is not guaranteed.

The credit is calculated as an annual percentage of your unloaned policy account value that varies depending on (i) the issue age of the insured, (ii) the policy duration and (iii) the cumulative amount of premiums you have paid to date (less any withdrawals).

To qualify for the customer loyalty credit, a certain number of target premiums must be paid during the applicable time period based on your issue age, as provided in the table below.

If you qualify for the customer loyalty credit, the starting date and currently applicable annual percentage rate that we will use to determine the total amount of your credit are shown below:

Issue Age	Qualification Requirements	Policy Duration	Credit Percentage
0 – 29	10 target premiums by the end of the first 7 policy years or 4.5 target premiums by the end of the first 2 policy years	Policy years 15 – 20 Policy years 21 and later	0.45% 0.25%
30 – 39	10 target premiums by the end of the first 7 policy years or 4.5 target premiums by the end of the first 2 policy years	Policy years 10 – 20 Policy years 21 and later	0.45% 0.25%
40 – 49	9 target premiums by the end of the first 7 policy years or 4.5 target premiums by the end of the first 2 policy years	Policy years 10 – 20 Policy years 21 and later	0.45% 0.25%
50 – 64	6 target premiums by the end of the first 5 policy years or 4.5 target premiums by the end of the first 2 policy years	Policy years 6 – 20 Policy years 21 and later	0.45% 0.25%
65 and over	None	Policy years 1 and later	0.00%

The “target premium” is actuarially determined for each policy, based on that policy’s characteristics, and the policy’s face amount. The illustrations of Policy Benefits that your financial professional will provide will contain more information regarding the amount of premiums that must be paid in order for the percentage credit to be applicable to your policy.

Because the policy is being first offered in 2021, no customer loyalty credit has yet been made to the policy.

Variations among the policies

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

The Company also may vary or waive the charges (including surrender charges) and other terms of the policy where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with the policy. We will make such variations only in accordance with uniform rules that we establish.

The Company or your financial professional can advise you about any variations that may apply to your policy or see Appendix “State policy availability and/or variations of certain features and benefits” to this prospectus for more information.

Your options for receiving policy proceeds

Beneficiary of death benefit.  You designate your policy’s beneficiary in your policy application. You can change the beneficiary at any other time during the insured person’s life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person’s surviving children. If there are no surviving children, we will instead pay the insured person’s estate.

Payment of death benefit.  We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the “Access Account”, which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds. The Company will retain the funds until a draft is presented for payment. Interest on the Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The Access Account is part of the Company’s general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

A beneficiary residing outside the U.S., however, cannot elect the Access Account. If the beneficiary is a trust that has two or fewer trustees, death benefit proceeds can be paid through the Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit and the beneficiary so elects, we will send the Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under “When we pay policy proceeds,” later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

Your right to cancel within a certain number of days

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or, in some states, to the agent who sold it to you or any agent of the Company, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the business day we receive your request at our Administrative Office (or, in some states, as of the business day the agent receives your request).

In most states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or, in some states, as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. In other states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your “Right to Examine” the policy.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see “Surrendering your policy for its net cash surrender value,” earlier in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the policy. Please see “Tax information,” earlier in this prospectus for possible consequences of cancelling your policy.

10. More information about certain policy charges

Max Underwriting Program (the “Max program”)

The Max program is an accelerated underwriting option that does not include the requirements for traditional underwriting such as an in-person paramedical exam, lab work or evaluation of an attending physician’s statement for the proposed insured. Instead, the Max program relies on data sources available electronically such as prescription history and your motor vehicle report. If approved, you will be eligible for a policy at a Select underwriting classification.

The following riders are not available if you utilize the Max program:

1.	Disability Deduction Waiver Rider;

2.	Disability Waiver of Premium or Monthly Deductions Rider; and

3.	Long-Term Care ServicesSM Rider.

In addition, the Max program is not available for a 1035 exchange, replacement or if you are converting from a term life policy or term rider. Instead of the Max program, traditional underwriting is an option. The traditional underwriting process may result in underwriting classifications that result in a lower cost of insurance charge. However, under traditional underwriting, you may be declined or you may obtain a rating which results in a higher cost of insurance charge. Issue ages for the Max program are 20-55.

The Max program may not be available in all jurisdictions.

Deducting policy charges

Purposes of policy charges.  The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see “Risk/benefit summary: Charges and expenses you will pay.”

Transaction charges

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see “Periodic charges” below). In addition, charges may be deducted for transactions such as premium payments, policy surrenders, requested decreases in face amount, or transfers among investment options.

• Premium charge.  We deduct an amount not to exceed 6% from each premium payment you send us. Currently, we reduce this charge to 4% after an amount equal to two sales load “target premiums” has been paid. The “target premium” is actuarially determined for each policy, based on that policy’s specified characteristics death benefit option, as well as the policy’s face amount, among other factors. In addition, if your policy includes the Cash Value Plus Rider, a portion of the deductions from premiums may be refunded upon surrender within the first three policy years (see “Cash Value Plus Rider” in “More information about policy features and benefits” earlier in this prospectus). The premium charge is designed in part to defray sales and tax expenses we incur that are based on premium payments.

• Surrender charges.  If you give up this policy for its net cash surrender value before the end of the tenth policy year, we will subtract a surrender charge from your policy account value. Surrender charges are deducted as instructed by the policy owner. If we cannot deduct the charge per the most current instruction, we will allocate the deduction among the investment options proportionately to the value in each. The surrender charge in the first policy month of each policy year is shown in your policy. The initial surrender charge will be between $9.13 and $46.17 per $1,000 of initial base policy face amount. The surrender charge declines uniformly in equal monthly amounts within each policy year until it reaches zero in the twelfth month of policy year ten. The initial amount of surrender charge depends on each policy’s specific characteristics. In addition, if your policy includes the Cash Value Plus Rider, the surrender charges may be reduced or waived in full depending on when the policy is surrendered, if you surrender your policy in full (see “Cash Value Plus Rider” in “More information about policy features and benefits” earlier in this prospectus). Changes in the base policy face amount resulting from a change in death benefit option will not be considered in computing the previous highest face amount.

The surrender charges are contingent deferred sales charges. They are contingent because you only pay them if you surrender your policy for its net cash surrender value (or request a reduction in its face amount, as described below). They are deferred because we do not deduct them from your premiums. Because the surrender charges are contingent and deferred, the amount we collect in a policy year is not related to actual expenses for that year.

The surrender charges assessed in connection with giving up this policy or with reductions in policy face amount are intended, in part, to compensate us for the fact that it takes us time to make a profit on your policy, and if you give up or reduce the face amount of your policy in its early years, we do not have the time to recoup our costs.

• Request a decrease in your policy’s face amount.  If there is a requested base policy face amount reduction within the first ten policy years, a proportionate surrender charge will be deducted from your policy account value.

Assuming you have not previously changed the base policy face amount, a proportionate surrender charge will be determined by dividing the amount of the reduction in base policy face amount by the initial base policy face amount of insurance, and then multiplying that fraction by the surrender charge immediately before the reduction. The proportionate surrender charge will not exceed the unloaned policy account value at the time of the reduction. If a proportionate surrender charge is made, the remaining surrender charge will be reduced proportionately. We will not deduct a proportionate surrender charge if the reduction resulted from a change in death benefit option or a partial withdrawal.

• Transfers among investment options.  Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy’s value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automated transfer service or asset rebalancing service.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. Please note that we may discontinue some or all of these services without notice.

• Wire transfer charge.  We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

• Express mail charge.  We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

• Policy illustration charge.  We do not charge for illustrations. We reserve the right to charge up to $25 in the future. The charge for this service must be paid by using funds outside of your policy.

• Duplicate policy charge.  We charge $35 for providing a copy of your policy. The charge for this service can be paid (i) using a credit card acceptable to the Company, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

• Policy history charge.  We charge a maximum of $50 for providing you a history of policy transactions. If you request a policy history of less than 5 years from the date of your request, there is no charge. If you request a policy history of more than 5 years but less than 10 years from the date of your request, the current charge is $25. For policy histories of 10 years or more, the charge is $50. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service can be paid (i) using a credit card acceptable to the Company, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

• Charge for returned payments.  For each payment you make in connection with your policy that is returned for insufficient funds, we will charge a maximum of $25. The charge for this service can be paid (i) using a credit card acceptable to the Company, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

Periodic charges

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

• Administrative charge.  In the first policy year, we deduct $15 from your policy account value at the beginning of each policy month. Currently, in all subsequent policy years we deduct $10 at the beginning of each policy month, but not beyond the policy anniversary when the insured person is attained age 100. We reserve the right to increase or decrease this amount in the future, although it will never exceed $10 and will never be deducted beyond the policy anniversary when the insured person is attained age 121. In addition we currently deduct between $0.10 and $2.03 per $1,000 of your initial base policy face amount at the beginning of each policy month in the first ten policy years. We reserve the right to continue this charge beyond the ten year period previously described, but it will never be deducted beyond the policy anniversary when the insured person is attained age 121. The administrative charge is intended, in part, to compensate us for the costs involved in administering the policy.

• Cost of insurance charge.  The cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000. Our amount at risk (also described in your policy as “net amount at risk”) on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person’s increasing age.

On a guaranteed basis, we may deduct between $0.01 and $83.34 per $1,000 of the amount for which we are at risk under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 121). As the amount for which we are at risk at any time is the death benefit (calculated as of that time) minus your policy account value at that time, changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. In addition, our current non-guaranteed cost of insurance rates are zero for policy years in which the insured person’s attained age is 100 or older. Our cost of insurance rates are guaranteed not to exceed the maximum rates specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. Subject to any necessary regulatory approvals, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral policies for insureds are based on the 2017 Commissioner’s Standard Ordinary 80% Male, 20% Female, Composite Ultimate Age Nearest Birthday Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 2017 Commissioner’s Standard Ordinary Male or Female, Composite Ultimate Age Nearest Birthday Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current (non-guaranteed) rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

For policies issued at ages 0–17, an insured person’s cost of insurance rate is not based on that person’s status as a tobacco user or non-tobacco user. Effective with the policy anniversary when that insured person reaches attained age 18, non-tobacco user cost of insurance rates will be charged for that person. That insured person may also be eligible for a more favorable rating, subject to our underwriting rules.

We offer lower rates for non-tobacco users only if they are at least age 18. You may generally ask us to review the tobacco habits of an insured person issue age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may request us to review the insured person’s rating to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For information concerning possible limitations on any changes, please see “Other information” in “Tax information” earlier in this prospectus.

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

For policies with a minimum stated face amount of $25,000 which are issued as a conversion from a term life policy or rider, our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. Generally, under these circumstances, the current (non-guaranteed) cost of insurance rates are lower for face amounts of $100,000 and higher. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in face amount may cause your cost of insurance rates to go up.

• Mortality and expense risk charge.  We may collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your “Fee Table” under “Important information you should consider about the policy” earlier in this prospectus. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We may deduct a monthly mortality and expense risk charge which will be calculated as a percentage of the value in your policy’s variable investment options and the Market Stabilizer Option®, if applicable. Although we do not currently plan to deduct this charge, we reserve the right to increase or decrease this charge in the future, although it will never exceed 1.00% during policy years 1-10 and 0.50% during policy years 11 and later. This charge will be calculated at the beginning of each policy month as a percentage of the amount of policy account that is then allocated to the variable investment options.

• Loan interest spread.  We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The loan interest spread will not exceed 1%. We deduct this charge on each policy anniversary date, or on loan termination, if earlier. For more information on how this charge is deducted, see “Borrowing from your policy” under “Accessing your money” earlier in this prospectus. As with any loan, the interest we charge on the loans is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

Optional rider charges

If you elect the following riders, the charge for each rider is deducted from your policy account value on the first day of each policy month that the rider is in effect. The rider charges are designed to offset the cost of providing the benefit under the rider. The costs of each of the riders below are designed, in part, to compensate us for the additional insurance risk we take on in providing each of these riders and the administrative costs involved in administering them:

• Disability Deduction Waiver.  If you choose this rider, we deduct an amount from your policy account value each month until the insured under the base policy reaches age 65, while the rider is in effect. This amount is between 7% and 132% (on a guaranteed basis) of the actual amounts of all the other monthly charges (including charges for other riders you elected) deducted from your policy account value, and depends on the individual insurance risk characteristics of the insured person. The current monthly charges for this rider may be lower than the maximum monthly charges.

•  Disability Waiver of Premium or Monthly Deductions.  If you choose this rider, we deduct an amount from your policy account value each month until the insured under the policy reaches age 65 and while the rider is in effect. This amount is between $0.01 and $0.60 per $1,000 of initial base policy face amount on a guaranteed basis. If you also select certain of the other optional riders available under your policy, we will deduct additional amounts from your policy account value per $1,000 of rider benefit amount each month while both the other rider and this rider are in effect. These amounts are in addition to the charges for the riders themselves. The current monthly charges for this rider may be lower than the maximum monthly charges.

•  Long-Term Care ServicesSM Rider.  If you choose this rider without the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.22 and $2.67 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month. If you choose this rider with the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.25 and $2.94 per $1,000 of the amount for which we are at risk under the rider. We will deduct this charge until the insured reaches age 121 while the rider is in effect, but not when rider benefits are being paid. The amount at risk under the rider depends on the death benefit option and acceleration percentage selected under the policy.

If the acceleration percentage is less than 100%: For death benefit Option A, the net amount at risk for this rider is the lesser of (1) the current base policy face amount minus the policy account value (but not less than zero) and (2) the current long-term care specified amount. Death benefit Option B is not available if the acceleration percentage is less than 100%.

If the acceleration percentage is equal to 100%: For death benefit Option A, the net amount at risk for this rider is the lesser of (1) the base policy death benefit minus the policy account value and (2) the greater of (a) the current long-term care specified amount and (b) the maximum total benefit for this rider (calculated as of that time) minus the policy account value. For death benefit Option B, the net amount at risk for this rider is the maximum total benefit for this rider (calculated as of that time) minus the policy account value. The current monthly charges for this rider may be lower than the maximum monthly charges.

If you continue coverage under the Nonforfeiture Benefit, the charge for the rider will no longer apply.

• Policy Continuation Rider. There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Payment of premiums and determining your policy’s value” earlier in your prospectus. The maximum rate for a policy with the guideline premium test is 5%. The maximum rate for a policy with the cash value accumulation test is 19.40%.

• Charitable Legacy Rider.  There is no additional charge if you choose this rider.

• Cash Value Plus Rider.  If you choose this rider, we deduct $0.04 per $1,000 of your initial base policy face amount from your policy account value each month until the earlier of the end of the eighth policy year or termination of the policy or termination of the rider. The charge for this rider does not vary depending upon the specifics of your policy. You must notify us in writing if you wish to cancel this rider.

• Adding the Living Benefits Rider.  If you elect the Living Benefits Rider after the policy is issued, we will deduct $100 from your policy account value at the time of the transaction. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

• Exercise of option to receive a terminal illness “living benefit.”  If you elect to receive a terminal illness “living benefit,” we will deduct up to $250 from any living benefit we pay. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values before the Investment Expense Reduction is applied. Certain portfolios available under the contract in turn invest in shares of other portfolios of EQ Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Investment Expense Reduction

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that variable investment option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

11. More information about procedures that apply to your policy

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

Dates and prices at which policy events occur

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Date of receipt.  Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Business day.  Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day. In addition, the Investment Expense Reduction is applied to reduce the expenses when calculating the daily unit value for each variable investment option as of that day’s close of business, and if that day is not a business day, using the unit values computed as of the next business day’s close.

Third party agreements.  If we have entered into a prior written agreement that authorizes your financial professional to submit transfer requests and/or changes to allocation instructions on your behalf, any such transfer request or change to allocation instructions will be considered received by us on the business day it arrives from your financial professional in complete and proper form at our Administrative Office, or via the appropriate telephone or fax number if the item is of the type we accept by those means. We may terminate any such agreement at any time without prior notice.

Payments you make.  The following are reflected in your policy as of the date we receive them in complete and proper form:

•	premium payments received after the policy’s investment start date (discussed below)
•	loan repayments and interest payments

Requests you make.  The following transactions occur as of the date we receive your request in complete and proper form:

•	withdrawals

•	tax withholding elections

•	face amount decreases that result from a withdrawal

•	changes of allocation percentages for premium payments or monthly deductions

•	surrenders

•	changes of owner

•	changes of beneficiary

•	transfers from a variable investment option to the guaranteed interest option

•	loans

•	transfers among variable investment options

•	assignments

•	policy cancellation

The following transactions occur on your policy’s next monthly anniversary that coincides with or follows the date we approve your request:

•	changes in face amount

•	changes in death benefit option

•	changes of insured person

•	restoration of terminated policies

•	termination of any additional benefit riders you have elected

Automatic transfer service.  Transfers pursuant to our automatic transfer service (dollar-cost averaging) occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy’s initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy’s first monthly anniversary that coincides with or follows the date we receive your request.

Asset rebalancing service.  If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy’s Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

Delay in certain cases.  We may delay any transfer, for the same reasons stated in “Delay of variable investment option proceeds” later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

Prices applicable to policy transactions.  If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day’s close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day’s close.

Effect of death or surrender.  You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.

Policy issuance

Register date.  When we issue a policy, we assign it a “register date,” which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy’s register date.

•

If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of (a) the date you signed part I, section D of the policy application or (b) the date a medical or paramedical professional signed part II of the policy application.

•

In general, if we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we received your full minimum initial premium. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. In limited circumstances, even if we issue your policy on a less favorable basis, the premium amount you paid may be sufficient to cover your full minimum initial premium. In this event, we will not move the register date to the delivery date. These procedures are designed to ensure that premiums and charges will commence on the same date as your insurance coverage. We will determine the interest rate applicable to the guaranteed interest option based on the register date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

•	For Section 1035 exchanges:

•	If you submit the full initial premium to your financial professional at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a), the date you signed part I, section D of the policy application, or (b) the date a medical professional signed part II of the policy application.

•

If we do not receive your full initial premium payment at our Administrative Office before the issue date, or we issue the policy on a different (less favorable) basis than you applied for, the register date will be:

•	For Internal 1035 exchanges — your original policy will be surrendered as of the date the new policy is approved by the underwriter, and the register date of the new policy will be the same date.

•

For External 1035 exchanges — the date we receive the 1035 exchange check from the external carrier, provided it meets the minimum initial premium requirement, otherwise the register date will be the date we deliver the policy to you provided we received your full minimum initial premium. If we received your full minimum initial premium or your policy was delivered on the 29th, 30th, or 31st of the month, we will move the register date to the 28th of the month.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

Investment start date.  This is the business day your investment first begins to earn a return for you. Generally, this is the later of: (1) the business day we receive the full minimum initial premium at our Administrative Office; and (2) the register date of your policy. Before this date, your initial premium will be held in a non-interest bearing account.

Commencement of insurance coverage.  You must give the full minimum initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

Non-issuance.  If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

Age; age at issue.  Unless the context in this prospectus requires otherwise, we consider the insured person’s “age” during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person’s age for the first policy year (“age at issue”) is that person’s age on whichever birthday is closer to (i.e., before or after) the policy’s register date.

Ways to make premium and loan payments

Checks and money orders.  Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to “Equitable Financial Life Insurance Company of America.”

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier’s check payable directly to Equitable Financial Life Insurance Company of America, although we must report such “cash equivalent” payments to the Internal Revenue Service under certain circumstances. Cash and travelers’ checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Financial Life Insurance Company of America and endorsed over to Equitable Financial Life Insurance Company of America only (1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

You can decrease your insurance coverage

You may request a decrease in your policy’s face amount any time after the second year of your policy but before the policy year in which the insured person reaches age 121. The requested decrease must be at least $10,000. Please refer to “Tax information” for certain possible tax consequences and limitations of changing the face amount of your policy.

We can refuse or limit any requested decrease. We will not approve any decrease if (i) we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy; or (ii) if your policy is in a grace period. We will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Long-Term Care ServicesSM Rider.

Certain policy changes, including decreases in your insurance coverage, may also affect the guarantee premiums under the policy.

The following additional conditions also apply:

Face amount decreases.  You may not reduce the face amount below the minimum stated in your policy. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code’s definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 10 years of your policy, we will deduct all or part of the remaining surrender charge from your policy account value. Assuming you have not previously changed the face amount, the amount of the surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy’s face amount or change your death benefit option. This may be necessary in order to preserve your policy’s status as life insurance under the Internal Revenue Code. We may also be required to make such distribution to you in the future on account of a prior decrease in face amount or change in death benefit option. The distribution may be taxable.

Assigning your policy

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under “Split-dollar and other employee benefit programs” and “Estate, gift, and generation-skipping taxes” in the “Tax information” section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

You can change your policy’s insured person

Your policy has the Substitution of Insured Person Rider and after the policy’s second year, we will permit you to request that a new insured person replace the existing one subject to our rules then in effect. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person’s insurance risk characteristics. In addition, any no-lapse guarantee and Long-Term Care ServicesSM Rider will terminate. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a “modified endowment contract” or to fail the Internal Revenue Code’s definition of “life insurance,” or in some cases require that we also distribute certain amounts to you from the policy. See “Tax information” earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that we believe causes your policy to fail the definition of life insurance or causes the policy to lose its ability to be tested under the 2017 CSO tables. See “Other information” under “Tax information” earlier in this prospectus.

Requirements for surrender requests

Your surrender request must include the policy number, your name, your taxpayer identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, other documentation we require, and provide a representation that your policy is not being exchanged for another life or annuity contract.

Gender-neutral policies

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of the policy in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for the policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific policy.

Future policy exchanges

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.

Broker transaction authority

After your policy has been issued, we may accept transfer requests and changes to your premium allocation instructions or fund transfers by telephone, mail, facsimile or electronically, and requests for automatic transfer service and asset rebalancing service in writing, by mail or facsimile, from your financial professional, provided that we have your prior written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity. The Company may terminate any such authorization at any time without prior notice.

12. More information about other matters

About our general account

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy’s account value or any guaranteed benefits with which the policy was issued. The Company is solely responsible to the policy owner for the policy’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by the Company’s general account and are subject to the Company’s claims paying ability. An owner should look to the financial strength of the Company for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Commisioner of Insurance in the state of Arizona and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a “covered security” under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

Transfers of your policy account value

Transfers not implemented.  If a request cannot be fully administered, only the part that is in good order will be processed. Any part of the request that cannot be processed will be denied and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person’s death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

Disruptive transfer activity.  You should note that the policy is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of EQ Premier VIP Trust and EQ Advisors Trust (together, the “affiliated trusts”), as well as investment options with underlying portfolios of outside trusts with which the Company has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated trusts, the “trusts”). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that the Company has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Telephone and Internet requests

If you are a properly authorized person, you may make transfers between investment options over the Internet as described earlier in this prospectus in “How to make transfers” under “Transferring your money among our investment options.”

Also, you may make the following additional types of requests by calling the number under “By Phone:” in “How to reach us” from a touch-tone phone, if the policy is individually owned and you are the owner, or through www.equitable.com if you are the individual owner:

•	changes of premium allocation percentages

•	changes of address

•	request forms and statements

•	to request a policy loan (loan requests cannot be made online by corporate policy owners)

•	enroll for electronic delivery and view statements/documents online

•	to pay your premium or make a loan repayment

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine.

If you wish to enroll through www.equitable.com, you must first agree to the terms and conditions set forth in our www.equitable.com Online Services Agreement, which you can find at our website. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through www.equitable.com are given by you; however, we reserve the right to refuse to process any transaction and/or block access to www.equitable.com if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of “Disruptive transfer activity” above).

Any telephone, Internet or fax transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.

COVID-19

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the funds underlying the variable investment options. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the policy. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the

COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the policy, such as purchasing the policy or making contributions, transfers, or withdrawals, based on your individual circumstances.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our service providers and/or third party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

Suicide and certain misstatements

If the insured person commits suicide within two years after the date of issue, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid, minus any outstanding policy loan and accrued loan interest or liens and minus any partial withdrawal.

If the insured person commits suicide within two years after the effective date of any policy restoration, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid on and after the effective date of restoration, minus any outstanding policy loan and accrued loan interest or liens and minus any partial withdrawal.

If the insured person commits suicide within two years after the effective date of a change that you asked for that increases the death benefit, then our liability as to the increase in amount will be limited to the payment of a single sum equal to the monthly cost of insurance deductions and any monthly administrative charge deductions made for such increase.If the insured person’s age or sex has been misstated on any application, and we become aware of this fact while the insured person is alive, we will make a retrospective recalculation of the policy account. Future monthly deductions from the policy account will be based upon the rates for the correct age and sex.

If the insured person’s age or sex has been misstated on any application, and we become aware of this fact on or after the date of death of the insured person, the death benefit and any benefits provided by riders to this policy will be those which would be purchased by the most recent deduction for the cost of insurance, and the cost of any benefits provided by riders, at the rates for the correct age and sex.

When we pay policy proceeds

General.  We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

Clearance of checks.  We reserve the right to defer payment of that portion of your policy account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of guaranteed interest option proceeds.  We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

Delay of variable investment option proceeds.  We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy account value; or (c) the law permits the delay for the protection of owners.

Delay to challenge coverage.  We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

Changes we can make

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Equitable America Variable Account K operate. For example, we have the right to:

•	combine two or more variable investment options or withdraw assets relating to the policy from one investment option and put them into another;

•	end the registration of, or re-register, Equitable America Variable Account K under the Investment Company Act of 1940;

•	operate Equitable America Variable Account K under the direction of a “committee” or discharge such a committee at any time;

•	restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect Equitable America Variable Account K;

•

operate Equitable America Variable Account K, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Equitable America Variable Account K an advisory fee. We may make any legal investments we wish for Equitable America Variable Account K. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, policy account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

Reports we will send you

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy’s current death benefit, policy account value, cash surrender value (i.e., policy account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) if there are any errors.

Distribution of the policies

The policies are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of Equitable America Variable Account K. The offering of the policies is intended to be continuous.

Equitable Advisors is an affiliate of the Company and Equitable Financial Life Insurance Company, and Equitable Distributors is an affiliate of the Company and an indirect wholly owned subsidiary of Equitable Financial Life Insurance Company. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The policies are sold by financial professionals of Equitable Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on policies sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your policy. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the policy, see “Risk/benefit summary: Charges and expenses you will pay” and “More information about certain policy charges” earlier in this prospectus.

As used below, the “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, as well as the policy’s face amount and Distributor, among other factors.

Equitable Advisors Compensation.   The Company pays compensation to Equitable Advisors based on premium payments made on the policies sold through Equitable Advisors (“premium-based compensation”) in combination with ongoing annual compensation based on a percentage of the unloaned account value of the policy sold (“asset-based compensation”). Equitable Advisors, in turn, may pay a portion of the premium-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. Depending on the compensation schedule selected by your Equitable Advisors financial professional and/or the Selling broker-dealer from the three options specified below, the premium- and asset-based compensation will generally not exceed:

(1)

99% of the premiums you pay up to one target premium in your policy’s first year, plus 8.5% of all other premiums you pay in your policy’s first year; plus 5.8% of all other premiums you pay in policy years two through five; plus 3.8% of all other premiums you pay in policy years six through ten, and 2.5% thereafter; plus asset-based compensation of up to 0.10% in policy years eleven and later.

(2)

58.7% of the premiums you pay up to one target premium in your policy’s first year, plus 8.5% of all other premiums you pay in your policy’s first year; plus 15% of premiums you pay up to one target premium in policy years two through five, plus 7% of all other premiums you pay in policy years two through five; plus 13% of premiums you pay up to one target premium in policy years six through seven, plus 5% of all other premiums you pay in policy years six through seven; plus 2% of all premiums you pay in policy years eight through ten, and 1.5% thereafter; plus asset-based compensation of up to 0.30% in policy years eight and later.

(3)

36.7% of the premiums you pay up to one target premium in your policy’s first year, plus 8.5% of all other premiums you pay in your policy’s first year; plus 8% of premiums you pay up to one target premium in policy years two through five, plus 7% of all other premiums you pay in policy years two through five; plus 6% of premiums you pay up to one target premium in policy years six through seven, plus 5% of all other premiums you pay in policy years six through seven; plus 2% of all premiums you pay in policy years eight through ten, and 1.5% thereafter; plus asset-based compensation of up to 0.30% in policy years eight and later.

Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both premium-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of premiums alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers. Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

Equitable Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s policies and policies offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.  In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation and/or asset-based compensation for the sale of our policy than it pays for the sale of a policy or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same policy. Equitable Advisors also pay different levels of compensation based on different policy types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s policies than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of Equitable policies and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our policy over a policy or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.  The Company pays premium-based and asset-based compensation (together, “compensation”) to Equitable Distributors. Premium-based compensation is paid based on the Company’s policies sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the unloaned account value of policies sold through certain of Equitable Distributor’s Selling broker-dealers. Equitable Distributors pays a portion of the compensation it receives to the Selling broker-dealer making the sale. Depending on the compensation schedule selected by the Selling broker-dealer from the three options specified below, premium and asset-based compensation will generally not exceed:

(1)

135% of the premiums you pay up to one target premium in your policy’s first two years, plus 7% of all other premiums you pay in your policy’s first year; plus 2.8% of all other premiums you pay in policy years two through ten; plus asset-based compensation of up to 0.10% in policy years 11 and later.

(2)	80% of the premiums you pay up to one target premium in your policy’s first two years, plus 7% of all other premiums you pay in your policy’s first year; plus 12% of all other premiums you pay up to one target premium in policy years two through seven, plus 4% of all other premiums you pay in policy years two through seven; plus asset-based compensation of up to 0.30% in policy years eight and later.

(3)

50% of the premiums you pay up to one target premium in your policy’s first two years, plus 7% of all other premiums you pay in your policy’s first year; plus 5% of all other premiums you pay up to one target premium in policy years two through seven, plus 4% of all other premiums you pay in policy years two through seven; plus asset-based compensation of up to 0.30% in policy years eight and later.

The compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers. Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner . Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”).

Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2020) received additional payments. These additional payments ranged from [        ] to [        ]. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s policies over policies and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

Avantax Investment Services, Inc.

BBVA Securities, Inc.

Cadaret, Grant & Co., Inc.

Cambridge Investment Research

Capital Investment Group

Centaurus Financial, Inc.

Cetera Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services, L.P.

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Galt Financial Group, Inc.

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

Independent Financial Group, LLC

Infinex Investments Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Financial Corporation

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Park Avenue Securities, LLC

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Prospera Financial Services

Pruco Securities, LLC

Raymond James

RBC Capital Markets Corporation

Robert W Baird & Company

Santander Securities Corp.

Sigma Financial Corporation

Stifel, Nicolaus & Company, Inc.

The Advisor Group (AIG)

The Huntington Investment Company

The Leaders Group, Inc.

TransAmerica Financial Advisors

U.S. Bank Center

UBS Financial Services Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Waddell & Reed, Inc.

Wells Fargo

Legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner’s interest in Equitable America Variable Account K, nor would any of these proceedings be likely to have a material adverse effect on Equitable America Variable Account K, our ability to meet our obligations under the policies, or the distribution of the policies.

13. Financial statements of Equitable America Variable Account K and the Company

The financial statements of Equitable America Variable Account K, as well as the consolidated financial statements of the Company, are in the Statement of Additional Information (“SAI”).

The financial statements of the Company have relevance for the policies only to the extent that they bear upon the ability of the Company to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative.

14. Personalized illustrations

Illustrations of policy benefits

Hypothetical and personalized illustrations.  Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person’s characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

Different kinds of illustrations.  Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2020 (or expected to be incurred in 2021, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios’ investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2020. You may request a weighted illustration that computes the average of investment management fees and expenses of all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. A historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option that assumes a portion of net premiums allocated to the guaranteed interest option.

The effect of the expense limitation arrangements. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

Appendix “Hypothetical illustrations” to this prospectus contains an arithmetic hypothetical illustration.

Appendix: Investment options available under the policy

The following is a list of Investment Options available under the Policy. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at http://equitable-funds.com/SelectFunds.aspx. You can request this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to life-service@equitable.com.

PORTFOLIO TYPE Portfolio Name	Investment Adviser (and Sub-Adviser(s), as applicable)		Average Annual Total Returns (as of 12/31/2021)
		Current Expenses	1 year	5 year	10 year
ASSET ALLOCATION
1290 VT DoubleLine Dynamic Allocation	Equitable Investment Management Group, LLC (“EIMG”); DoubleLine Capital LP	[ ]	[ ]	[ ]	[ ]
BlackRock Global Allocation V.I.	BlackRock Advisors, LLC	[ ]	[ ]	[ ]	[ ]
EQ/Aggressive Allocation*	EIMG	[ ]	[ ]	[ ]	[ ]
EQ/All Asset Growth Allocation	EIMG	[ ]	[ ]	[ ]	[ ]
EQ/Conservative Allocation*	EIMG	[ ]	[ ]	[ ]	[ ]
EQ/Conservative Plus Allocation*	EIMG	[ ]	[ ]	[ ]	[ ]
EQ/Moderate Allocation*	EIMG	[ ]	[ ]	[ ]	[ ]
EQ/Moderate Plus Allocation*	EIMG	[ ]	[ ]	[ ]	[ ]
Fidelity® VIP Asset Manager: Growth	Fidelity Management & Research Company (FMR)	[ ]	[ ]	[ ]	[ ]
EQUITY
1290 VT Equity Income	EIMG; Barrow, Hanley, Mewhinney & Strauss LLC	[ ]	[ ]	[ ]	[ ]
1290 VT GAMCO Small Company Value	EIMG; GAMCO Asset Management, Inc.	[ ]	[ ]	[ ]	[ ]
1290 VT Small Cap Value	EIMG; BlackRock Investment Management, LLC; Horizon Kinetics Asset Management, LLC	[ ]	[ ]	[ ]	[ ]
1290 VT Socially Responsible	EIMG; BlackRock Investment Management, LLC	[ ]	[ ]	[ ]	[ ]
ClearBridge Variable Mid Cap	Legg Mason Partners Fund Advisors, LLC; ClearBridge Investments, LLC	[ ]	[ ]	[ ]	[ ]
EQ/AB Small Cap Growth	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/American Century Mid Cap Value	EIMG; American Century Investment Management, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/BlackRock Basic Value Equity	EIMG; BlackRock Investment Management, LLC	[ ]	[ ]	[ ]	[ ]
EQ/ClearBridge Large Cap Growth	EIMG; ClearBridge Investment, LLC	[ ]	[ ]	[ ]	[ ]
EQ/Common Stock Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Equity 500 Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Franklin Rising Dividends	EIMG; Franklin Advisers, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/Goldman Sachs Mid Cap Value	EIMG; Goldman Sachs Asset Management, L.P.	[ ]	[ ]	[ ]	[ ]

Average Annual Total Returns (as of 12/31/2021)
PORTFOLIO TYPE Portfolio Name	Investment Adviser (and Sub-Adviser(s), as applicable)	Current Expenses	1 year	5 year	10 year
EQ/International Core Managed Volatility*	EIMG; BlackRock Investment Management, LLC; EARNST Partners, LLC; Federated Global Investment Management Corp.; Massachusetts Financial Services Company d/b/a MFS Investment Management	[ ]	[ ]	[ ]	[ ]
EQ/Invesco Comstock	EIMG; Invesco Advisers, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/Janus Enterprise	EIMG; Janus Capital Management LLC	[ ]	[ ]	[ ]	[ ]
EQ/JPMorgan Value Opportunities	EIMG; J.P. Morgan Investment Management Inc.	[ ]	[ ]	[ ]	[ ]
EQ/Large Cap Core Managed Volatility*	EIMG; BlackRock Investment Management, LLC; Capital International, Inc.; Thornburg Investment Management, Inc.; Vaugh Nelson Investment Management	[ ]	[ ]	[ ]	[ ]
EQ/Large Cap Growth Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Large Cap Growth Managed Volatility*	EIMG; BlackRock Investment Management, LLC; HS Management Partners, LLC; Loomis Sayles & Company, L.P.; Polen Capital Management, LLC; T. Rowe Price Associates, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/Large Cap Value Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Loomis Sayles Growth	EIMG; Loomis, Sayles & Company, L.P.	[ ]	[ ]	[ ]	[ ]
EQ/MFS Mid Cap Focused Growth	EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	[ ]	[ ]	[ ]	[ ]
EQ/Mid Cap Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Mid Cap Value Managed Volatility*	EIMG; BlackRock Investment Management, LLC; Diamond Hill Capital Management, Inc.; Wellington Management Company, LLP	[ ]	[ ]	[ ]	[ ]
EQ/Morgan Stanley Small Cap Growth	EIMG; BlackRock Investment Management, LLC; Morgan Stanley Investment Management Inc.	[ ]	[ ]	[ ]	[ ]
EQ/Small Company Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/T. Rowe Price Growth Stock	EIMG; T. Rowe Price Associates, Inc.	[ ]	[ ]	[ ]	[ ]
Fidelity® VIP Growth & Income Portfolio	EIMG; Fidelity Management & Research Company (FMR)	[ ]	[ ]	[ ]	[ ]
Fidelity® VIP Mid Cap Portfolio	EIMG; Fidelity Management & Research Company (FMR)	[ ]	[ ]	[ ]	[ ]
Fidelity® VIP Value	Fidelity Management & Research Company (FMR)	[ ]	[ ]	[ ]	[ ]
Franklin Small Cap Value VIP Fund	EIMG; Franklin Mutual Advisers, LLC	[ ]	[ ]	[ ]	[ ]
Invesco V.I. Diversified Dividend	Invesco Advisers, Inc.	[ ]	[ ]	[ ]	[ ]
Ivy VIP Small Cap Growth	EIMG; Ivy Investment Management Company (IIMC)	[ ]	[ ]	[ ]	[ ]

PORTFOLIO TYPE Portfolio Name	Investment Adviser (and Sub-Adviser(s), as applicable)		Average Annual Total Returns (as of 12/31/2021)
		Current Expenses	1 year	5 year	10 year
Multimanager Aggressive Equity	EIMG; 1832 Asset Management U.S. Inc.; AllianceBernstein L.P.; ClearBridge Investments, LLC; T. Rowe Price Associates, Inc.; Westfield Capital Management Company, L.P.	[ ]	[ ]	[ ]	[ ]
T. Rowe Price Equity Income Portfolio II	EIMG; T. Rowe Price Associates, Inc.	[ ]	[ ]	[ ]	[ ]
INTERNATIONAL/GLOBAL STOCKS
1290 VT Low Volatility Global Equity	EIMG	[ ]	[ ]	[ ]	[ ]
1290 VT SmartBeta Equity	EIMG; AXA Rosenberg Investment Management, LLC	[ ]	[ ]	[ ]	[ ]
American Funds Insurance Series® Global Small Capitalization Fund	EIMG; Capital Research and Management Company	[ ]	[ ]	[ ]	[ ]
American Funds Insurance Series® New World Fund®	EIMG; Capital Research and Management Company	[ ]	[ ]	[ ]	[ ]
EQ/Emerging Markets Equity PLUS	EIMG; AllianceBernstein L.P.; EARNST Partners, LLC	[ ]	[ ]	[ ]	[ ]
EQ/International Equity Index	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/International Value Managed Volatility*	EIMG; BlackRock Investment Management, LLC; Harris Associates L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Invesco Global	EIMG; Invesco Advisers, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/MFS International Growth	EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	[ ]	[ ]	[ ]	[ ]
EQ/MFS International Intrinsic Value	EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	[ ]	[ ]	[ ]	[ ]
Templeton Developing Markets VIP Fund	EIMG; Templeton Asset Management Ltd.	[ ]	[ ]	[ ]	[ ]
SPECIALTY
1290 VT Convertible Securities	EIMG; Palisade Capital Management, L.L.C.	[ ]	[ ]	[ ]	[ ]
1290 VT Energy	EIMG	[ ]	[ ]	[ ]	[ ]
1290 VT GAMCO Mergers & Acquisitions	EIMG; GAMCO Asset Management, Inc.	[ ]	[ ]	[ ]	[ ]
1290 VT Multi-Alternative Strategies	EIMG	[ ]	[ ]	[ ]	[ ]
1290 VT Natural Resources	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
1290 VT Real Estate	EIMG; AllianceBernstein L.P.	[ ]	[ ]	[ ]	[ ]
EQ/Invesco Global Real Estate	EIMG; Invesco Advisers, Inc.; Invesco Asset Management Ltd.	[ ]	[ ]	[ ]	[ ]
EQ/MFS Technology	EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	[ ]	[ ]	[ ]	[ ]
EQ/MFS Utilities Series	EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	[ ]	[ ]	[ ]	[ ]
EQ/T. Rowe Price Health Sciences	EIMG; T. Rowe Price Associates, Inc.	[ ]	[ ]	[ ]	[ ]

PORTFOLIO TYPE Portfolio Name	Investment Adviser (and Sub-Adviser(s), as applicable)		Average Annual Total Returns (as of 12/31/2021)
		Current Expenses	1 year	5 year	10 year
Multimanager Technology	EIMG; AllianceBernstein L.P.; Allianz Global Investors U.S. LLC; Wellington Management Company, LLC	[ ]	[ ]	[ ]	[ ]
PIMCO CommodityRealReturn® Strategy Portfolio	EIMG; Pacific Investment Management Company LLC	[ ]	[ ]	[ ]	[ ]
Templeton Global Bond VIP Fund	EIMG; Franklin Mutual Advisers, LLC	[ ]	[ ]	[ ]	[ ]
VanEck VIP Global Hard Assets	Van Eck Associates Corporation	[ ]	[ ]	[ ]	[ ]
FIXED INCOME
1290 VT DoubleLine Opportunistic Bond	EIMG; DoubleLine Capital LP	[ ]	[ ]	[ ]	[ ]
EQ/Core Bond Index	EIMG; SSgA Funds Management, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/Franklin Strategic Income	EIMG; Franklin Advisers, Inc.	[ ]	[ ]	[ ]	[ ]
EQ/PIMCO Global Real Return	EIMG; Pacific Investment Management Company LLC	[ ]	[ ]	[ ]	[ ]
EQ/PIMCO Real Return	EIMG; Pacific Investment Management Company LLC	[ ]	[ ]	[ ]	[ ]
EQ/PIMCO Total Return	EIMG; Pacific Investment Management Company LLC	[ ]	[ ]	[ ]	[ ]
EQ/PIMCO Ultra Short Bond	EIMG; Pacific Investment Management Company LLC	[ ]	[ ]	[ ]	[ ]
Ivy VIP High Income	EIMG; Ivy Investment Management Company (IIMC)	[ ]	[ ]	[ ]	[ ]
Lord Abbett Bond Debenture Portfolio (VC)	EIMG; Lord, Abbett & Co. LLC	[ ]	[ ]	[ ]	[ ]
CASH/CASH EQUIVALENT
EQ/Money Market**	EIMG; BNY Mellon Investment Advisers, Inc.	[ ]	[ ]	[ ]	[ ]
*

Indicates the EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in other Portfolios that use the EQ volatility management strategy.

**

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Appendix: Hypothetical illustrations

ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, policy account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit Option A or death benefit Option B. The tables assume annual planned periodic premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old preferred elite risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. The Company is not able to predict the future performance of the investment options. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be [    ]%, [    ]% and [    ]%. These net annual rates of return do not reflect the mortality and expense risk charge, or other charges we deduct from your policy’s value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The tables headed “Using Current Charges” assume that the current rates for the following charges deducted by the Company in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge (including the Company’s current plan to not deduct this charge). The tables headed “Using Guaranteed Charges” are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no changes in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.57%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.59%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect Investment Expense Reductions, or expense limitation arrangements in effect with respect to certain underlying Portfolios. If those reductions or arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under “Illustrations of policy benefits” in “Personalized illustrations” earlier in this prospectus.

Equitable OptimizerSM

$600,000 Face Amount

Male, Issue Age 35, Preferred Elite Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $5,600*

Using Current Charges

Using Guideline Premium Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross

*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Equitable OptimizerSM

$600,000 Face Amount

Male, Issue Age 35, Preferred Elite Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $5,600*

Using Guaranteed Charges

Using Guideline Premium Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross

*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Equitable OptimizerSM

$600,000 Face Amount

Male, Issue Age 35, Preferred Elite Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $6,860*

Using Current Charges

Using Guideline Premium Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross

*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Equitable OptimizerSM

$600,000 Face Amount

Male, Issue Age 35, Preferred Elite Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $6,860*

Using Guaranteed Charges

Using Guideline Premium Test

		Death Benefit			Account Value			Net Cash Surrender Value

End of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross

*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix: Calculating the alternate death benefit

Using the guideline premium test:

The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death and that there is no outstanding debt. We also assume that the owner selected the guideline premium test. Policy 1 shows what the death benefit would be for a policy with low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

The alternate death benefit is equal to the policy account value times the death benefit percentage. If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $42,000 ($35,000 x 120%) and the alternate death benefit for Policy 2 is $102,000 ($85,000 x 120%). The basic death benefit under Option A is equal to the face amount ($100,000) on the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($42,000) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit ($102,000), since the alternate death benefit ($102,000) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $42,000) and Policy 2 (since $185,000 is greater than $102,000).

	Policy 1	Policy 2
Face Amount	$100,000	$100,000
Policy Account Value on the Date of Death	$ 35,000	$ 85,000

Death Benefit Percentage	120%	120%

Death Benefit under Option A	$100,000	$102,000

Death Benefit under Option B	$135,000	$185,000

Using the cash value accumulation test:

The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death, is a male preferred non-tobacco user, and that there is no outstanding debt. We also assume that the owner selected the cash value accumulation test. Policy 1 shows what the death benefit would be for a policy with a low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

The alternate death benefit is equal to the policy account value times a death benefit percentage which will be specified in your policy, and which varies based upon the insured’s attained age, sex and risk class. If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $73,750 ($35,000 x 210.2%) and the alternate death benefit for Policy 2 is $178,670 ($85,000 x 210.2%). The basic death benefit under Option A is equal to the face amount on ($100,000) the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($73,570) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit ($178,670), since the alternate death benefit ($178,670) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $73,750) and Policy 2 (since $185,000 is greater than $178,670).

	Policy 1	Policy 2
Face Amount	$100,000	$100,000
Policy Account Value on the Date of Death	$ 35,000	$ 85,000

Death Benefit Percentage	210.2%	210.2%

Death Benefit under Option A	$100,000	$178,670

Death Benefit under Option B	$135,000	$185,000

Appendix: State policy availability and/or variations of certain features and benefits

The following information is a summary of the states where certain policies or certain features and/or benefits are either not available as of the date of this prospectus or vary from the policy’s features and benefits as previously described in this prospectus. Certain features and/or benefits may have been approved in your state after your policy was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain policies features and/or benefits are not available or vary:

State	Features and Benefits	Availability or Variation

California	Long Term Care ServicesSM Rider	In California, we refer to this rider as the “Comprehensive Long-Term Care Rider” (Rider Form No. R12-10CA).

	See “Long Term Care ServicesSM Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”	The following information replaces the first two sentences of the third paragraph of this section in their entirety:

Benefits are payable once we receive: (1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual; (2) a plan of care prescribed by a licensed health care practitioner or a multidisciplinary team under medical direction which describes the insured person’s needs and specifies the type and frequency of qualified long-term care services required by the insured person; (3) proof that the “elimination period,” as discussed below, has been satisfied; and 4) written notice of claim and proof of loss in a form satisfactory to us. In order to continue monthly benefit payments, we require recertification by a U.S. licensed health care practitioner every twelve months from the date of the initial or subsequent certification that the insured person is still a chronically ill individual receiving qualified long-term care services in accordance with a plan of care. With respect to both the certification and annual recertification requirements described above, you have the option to request that we employ, at our expense, an independent U.S. licensed health care practitioner to conduct the assessment and provide the necessary certifications.

Nonforfeiture Benefit The first two paragraphs of the “Nonforfeiture Benefit” subsection are replaced in their entirety with the following:

For a higher monthly charge, you can elect the Comprehensive Long-Term Care Rider with the Nonforfeiture Benefit. The Nonforfeiture Benefit may continue coverage under the rider in a reduced benefit amount in situations where (a) the Comprehensive Long-Term Care Rider would otherwise terminate; (b) you have not already received benefits (including any loan repayments) that equal or exceed the total charges deducted for the rider; and (c) your policy and Comprehensive Long-Term Care Rider were inforce for at least four policy years.

State	Features and Benefits	Availability or Variation

California (continued)		While the Nonforfeiture Benefit is in effect, all of the provisions of the Comprehensive Long-Term Care Rider remain applicable to you. The maximum total Nonforfeiture Benefit will be the greater of:

(a) Three month’s maximum monthly benefit and

(b) The sum of all charges deducted for the Comprehensive Long-Term Care Rider (with the Nonforfeiture Benefit). This amount excludes any charges that may have previously been waived while rider benefits were being paid.

Connecticut	See “Long Term Care ServicesSM Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”	The preexisting condition limitation does not apply.

Florida	See “Cash Value Plus Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”	The waiver of surrender charges applies even if the policy is exchanged or replaced in the first eight years in a 1035 exchange. The refund of premium charges applies even if the policy is exchanged or replaced in the first three years in a 1035 exchange.

Long Term Care ServicesSM Rider

In Florida, we refer to this rider as the “Long Term Care Insurance Rider” (Rider Form No. R19-LTCSR-FL-B (Equitable Financial Life Insurance Company of America)) for policies issued on or after August 17, 2020.

	See “Long Term Care Services RiderSM” in “Risk/benefit summary: Charges and expenses you will pay”	The monthly charge per $1,000 of the amount for which we are at risk:

With the optional Nonforfeiture benefit: Highest: $1.40 Lowest: $0.07 Representative: $0.16

Without the optional Nonforfeiture benefit: Highest: $1.40 Lowest: $0.07 Representative: $0.16

	See “Long Term Care ServicesSM Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”	Elimination Period There is no requirement that the required number of days of the elimination period must be accumulated within a continuous period of two years.

The “Period of coverage” subsection is replaced in its entirety with the following:

The period of coverage is the period of time during which the insured person receives services that are covered under the Long-Term Care ServicesSM Rider and for which benefits are payable. This begins on the first day covered services are received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

1. the date we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

State	Features and Benefits	Availability or Variation

Florida (continued)		2. the date we determine the insured person is no longer eligible to receive Qualified Long-Term Care Services under this rider;

3. the date you request that we terminate benefit payments under this rider;

4. the date the accumulated benefit lien amount equals the maximum total benefit (or if your coverage is continued as a Nonforfeiture benefit, the date the maximum total Nonforfeiture Benefit has been paid out);

5. the date you surrender the policy (except to the extent of any Nonforfeiture Benefit you may have);

6. the date we make a payment under the living benefits rider (for terminal illness) if it occurs before coverage is continued as a Nonforfeiture Benefit; and

7. the date of death of the insured person.

The “Preexisting Conditions Limitation” subsection is replaced in its entirety with the following:

No benefits will be provided under this rider during the first six months from the later of the register date of the policy and the effective date of the restored policy for long-term care services received by the insured person due to a preexisting condition. A preexisting condition is defined as a condition for which medical advice or treatment was received by (or recommended to) the insured person from a provider of health care services within 180 days before the effective date of this rider. Days of chronic illness of the insured person for a preexisting condition during the first 180 days that this rider is in force will not count toward meeting the elimination period. If the policy was restored, this limitation does not apply if the preexisting condition is cognitive impairment or loss of functional capacity.

	See “Long Term Care ServicesSM Rider” under “Optional rider charges” in “More information about certain policy charges”	The following replaces the first two sentences of the first paragraph of this section:

If you choose this rider without the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.07 and $1.40 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month. If you choose this rider with the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.07 and $1.40 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month.

State	Features and Benefits	Availability or Variation
Montana	See “Long Term Care ServicesSM Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”

The “Preexisting Conditions Limitation” subsection is replaced in its entirety with the following:

No benefits will be provided under this rider for loss or confinement that is the result of a preexisting condition and which begins within six months following the effective date of long-term care coverage provided by this rider. Benefits for loss or confinement that is the result of a preexisting condition may not be excluded if such loss or confinement begins after six months from the effective date of the long-term care coverage. A preexisting condition is defined as a condition for which medical advice or treatment was received by (or recommended to) the insured person from a provider of health care services within six months before the effective date of this rider. Days of service received by the insured person for a preexisting condition during the first six months that this rider is in force will not count toward meeting the elimination period. If this rider is restored (other than if it was restored after unintentional lapse), a new six-month preexisting conditions limitation period will begin as of the date of the restored rider. If the policy was restored, this limitation does not apply if the preexisting condition is cognitive impairment or loss of functional capacity.

New Jersey	See “Long Term Care ServicesSM Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”

The third sentence of the Preexisting Conditions Limitation subsection is deleted and replaced with the following:

However, days of chronic illness of the insured person for a preexisting condition will count toward meeting the elimination period starting from the effective date of this rider.

South Dakota	See “Long Term Care ServicesSM Rider” under “Other benefits you can add by rider” in “More information about policy features and benefits”	The following is inserted immediately following the second sentence in the “Preexisting Conditions Limitation” subsection: Days of service received by the insured person for a preexisting condition will be counted toward satisfaction of the elimination period starting from the effective date of this rider.

Appendix: Examples of how the Policy Continuation Rider works

Below are examples of how the Policy Continuation Rider works and how minimum benefit requirements are met. The examples detail the key components during the year that a sample policy goes on policy continuation.

Example 1: Policy with the Guideline Premium Test (GPT)

For this sample policy, the federal qualification test for life insurance is the Guideline Premium Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,651,261	$3,467,698	$1,000	$182,563	$365,126	$1,500,000
32	2	$182,563	$3,477,253	$3,467,698	$12,356	$0	$174,003	$1,500,000
32	3	$0	$3,485,829	$3,467,698	$23,748	$0	$174,572	$1,500,000
32	4	$0	$3,494,426	$3,467,698	$35,178	$0	$175,144	$1,500,000
32	5	$0	$3,503,044	$3,467,698	$46,646	$0	$175,717	$1,500,000
32	6	$0	$3,511,683	$3,467,698	$58,151	$0	$176,292	$1,500,000
32	7	$0	$3,520,344	$3,467,698	$69,694	$0	$176,870	$1,500,000
32	8	$0	$3,529,026	$3,467,698	$81,274	$0	$177,449	$1,500,000
32	9	$0	$3,537,730	$3,467,698	$92,893	$0	$178,030	$1,500,000
32	10	$0	$3,546,455	$3,467,698	$104,549	$0	$178,612	$1,500,000
32	11	$0	$3,555,201	$3,467,698	$116,244	$0	$179,197	$1,500,000
32	12	$0	$3,563,969	$3,467,698	$127,977	$0	$179,784	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)

The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 2% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,467,698 + $1,000) = $12,356

(c)

The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: [the greatest of: (a) [the maximum of ($3,477,253, $3,467,698 + $12,356)] x 1.05; (b) ($3,467,698 + $12,356+ $10,000); (c) ($1,500,000)] less ($3,467,698 + $12,356). That is, [the greatest of [$3,654,057; $3,490,054; $1,500,000] - ($3,467,698 + $12,356) = $174,003

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) exceeds the current policy face amount ($1,500,000);

(3)

the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,651,261 x 95% = $3,468,698); and

(4)

the Net Policy Account Value ($182,563) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 5%, which is the maximum rate for a policy with the Guideline Premium Test ($3,651,261 x 5% = $182,563).

Example 2: Policy with the Cash Value Accumulation Test (CVAT)

For this sample policy, the federal qualification test for life insurance is the Cash Value Accumulation Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,675,691	$3,020,418	$1,000	$654,273	$2,356,118	$1,500,000
32	2	$654,273	$3,028,870	$3,020,418	$10,891	$0	$1,403,496	$1,500,000
32	3	$0	$3,036,340	$3,020,418	$20,815	$0	$1,408,091	$1,500,000
32	4	$0	$3,043,829	$3,020,418	$30,771	$0	$1,412,701	$1,500,000
32	5	$0	$3,051,335	$3,020,418	$40,760	$0	$1,417,325	$1,500,000
32	6	$0	$3,058,861	$3,020,418	$50,782	$0	$1,421,965	$1,500,000
32	7	$0	$3,066,405	$3,020,418	$60,836	$0	$1,426,621	$1,500,000
32	8	$0	$3,073,967	$3,020,418	$70,923	$0	$1,431,291	$1,500,000
32	9	$0	$3,081,549	$3,020,418	$81,043	$0	$1,435,977	$1,500,000
32	10	$0	$3,089,149	$3,020,418	$91,197	$0	$1,440,678	$1,500,000
32	11	$0	$3,096,767	$3,020,418	$101,383	$0	$1,445,394	$1,500,000
32	12	$0	$3,104,405	$3,020,418	$111,603	$0	$1,450,126	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)

The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 2% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,020,418 + $1,000) = $10,891

(c)

The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: [the greatest of: (a) [the maximum of ($3,028,870, $3,020,418 + $10,891)] x 1.250%; (b) ($3,020,418 + $10,891 + $10,000); (c) ($1,500,000)] less ($3,020,418 + $10,891). That is, [the greatest of [$3,788,799; $3,041,309; $1,500,000] – ($3,020,418 + $10,891) = $757,490

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) exceeds the current policy face amount ($1,500,000);

(3)

the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,675,691 x 80% = $2,940,553); and

(4)

the Net Policy Account Value ($654,273) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 17.80%, which is the rate for a policy in which the insured has attained age 78 with the Cash Value Accumulation Test ($3,675,691 x 17.80% = $654,273).

After the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed (See “Effect of Policy Continuation” above). The policy, however, does not lapse and continues in force during the illustrated year and in all subsequent years. Loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

Requesting more information

The Statement of Additional Information (“SAI”), dated May 1, 2021, is incorporated into this prospectus by reference and is available upon request, free of charge, by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1047, Charlotte, NC 28201-1047. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.), or asking your financial professional.

You may visit the SEC’s web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to Equitable America Variable Account K and the policies. You can also review and copy information about Equitable America Variable Account K, including the SAI, at the SEC’s Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, at 100 F Street, N.E., Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.

SEC File Number: 811-22886

Statement of Additional Information

Table of contents

Page

The Company	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to the Company	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

[Contract Number]	#844143

Equitable Financial Life Insurance Company of America

SUPPLEMENT DATED MAY 1, 2021 TO PROSPECTUS DATED MAY 1, 2021 FOR Equitable OptimizerSM

This Supplement concerns an additional investment option under our Equitable OptimizerSM policy (“your policy”). The additional investment option is our Market Stabilizer Option® (“MSO”), which is available to you, if you have received this Supplement. The MSO gives you the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index, excluding dividends, over approximately a one year period. Any amount that you decide to invest in the MSO is allocated to a “Segment”, each of which has a specific start date and a limited duration. On the final day of the Segment, the index-linked return associated with that Segment will be applied to your Segment Account Value (as defined in the MSO Prospectus), and may be positive, zero or negative. Please be aware that the possibility of a negative return on this investment at the end of a Segment Term could result in a significant loss of principal.

The purpose of this Supplement is solely to add to the Equitable OptimizerSM Prospectus dated May 1, 2021 (the “Product Prospectus”) a very limited amount of information about the MSO. Much more complete information about the MSO is contained in a separate Market Stabilizer Option® Prospectus (“MSO Prospectus”) dated May 1, 2021. All of the information in the Product Prospectus also continues to remain applicable, except as otherwise provided in this Supplement (or any other supplement to the Product Prospectus) or in the MSO Prospectus.

Accordingly, you should read this Supplement in conjunction with the Product Prospectus (and any other supplements thereto) and the MSO Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Product Prospectus.

No Transfer Charges in Connection with the MSO

Although we generally reserve the right to impose up to a $25 charge for transfers under your policy, we will never apply this charge for any transfers into or out of the MSO.

Accordingly, the following language is added to footnote 7 of the Product Prospectus (which appears in the section entitled “Fee table”): Nor will this charge apply to any transfers to or from any Market Stabilizer Option® (“MSO”) that we make available as an investment option under a Policy or any transfers to or from any MSO Holding Account. Please refer to the MSO Prospectus for information about the MSO and the related “Holding Account.”

Charges for the MSO

If you allocate any of your policy account value to the MSO, several types of charges or deductions would or could result. To reflect these, the following items are added to the chart entitled “Periodic charges other than annual portfolio company expenses” of the Product Prospectus and also replace in their entirety the corresponding items in the chart in the “Fee Table Summary” section of the MSO Prospectus:

Optional rider charges	When charge is deducted	Maximum amount that may be deducted
Market Stabilizer Option® (MSO)(1)

MSO Variable Index Benefit Charge	On the MSO Segment Start Date	0.0% of the amount being transferred from the MSO Holding Account to an MSO Segment

MSO Variable Index Segment Account Charge	At the beginning of each policy month during the MSO Segment Term	1.65% calculated as an annual % of your Segment Account Value(2)

MSO loan spread(3) for Amounts of Policy Loans Allocated to MSO Segment	On each policy anniversary (or on loan termination, if earlier)	5%

MSO Early Distribution Adjustment	On surrender or other distribution (including loan) from an MSO Segment prior to its Segment Maturity Date	75% of Segment Account Value(4)
(1)

Please refer to the MSO Prospectus for information about the MSO and related charges and deductions, as well as the meaning of special terms that are relevant to the MSO (such as “Segment,” “Segment Term,” “Segment Start Date,” “Segment Account Value” and “Early Distribution Adjustment”).

(2)	Currently we deduct this charge at a 0.40% annual rate, rather than at the maximum rate shown.
(3)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The “spread” is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan. Please refer to the MSO Prospectus for more information.

EVM-04-21 (5.21)	#64414
NB/IF	Cat #159004 (5.21)

(4)

The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how a specified widely published stock market index has performed since the Segment Start Date. The maximum amount of the adjustment would occur if there is a total distribution at a time when that index had declined to zero. Please refer to the MSO Prospectus for more information about the index and Early Distribution Adjustment.

Transfers into and out of the MSO

If you elect to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option to cover the Charge Reserve Amount (as defined in the MSO Prospectus). There are also additional restrictions that may apply. For more information about transfers into and out of the MSO, see “Transfers” in the “Description of the Market Stabilizer Option®” section of the MSO Prospectus.

No Paid-Up Death Benefit Guarantee or Extended No Lapse Guarantee

The paid-up death benefit guarantee and Extended No Lapse Guarantee are not applicable to your policy. Accordingly, please ignore all references to the paid-up death benefit guarantee and Extended No Lapse Guarantee in the MSO Prospectus.

How We Allocate Charges Among Your Investment Options

If you allocate any policy account value to the MSO, our procedures for allocating the policy’s monthly deductions among the investment options you are using is significantly different than in the absence of the MSO. Accordingly, the following text is added at the end of the section entitled “How we allocate charges among your investment options” of the Product Prospectus:

Substantially different procedures apply, however, if you allocate any of your policy account value to a Segment under the MSO investment option. In that case, for example, you will be required to maintain a certain amount of policy account value (the Charge Reserve Amount) in the policy’s unloaned guaranteed interest option. (You will not be subject to any Charge Reserve Amount requirement, however, at any time when none of your policy account value is invested in any MSO Segment.) The Charge Reserve Amount at the beginning of any Segment is the estimated amount required to pay all monthly deductions under your policy (including, but not limited to, charges for the MSO and any optional riders) for the remainder of the Segment Term.

While any of your policy account value is invested in any Segment, we will take all of your policy’s monthly deductions (including, but not limited to, the monthly deductions under the MSO and optional riders) solely from the unloaned guaranteed interest option, rather than from the investment options from which those charges otherwise would be deducted. If you have insufficient policy account value in the unloaned guaranteed interest option to pay a monthly deduction during any Segment Term, we will first take the balance of the deduction proportionately from any variable investment options (other than any Segments) that you are then using. But, if insufficient policy account value remains in any such other investment options to cover the full balance of the monthly deduction, we will take the remainder of the monthly deduction from any MSO Segments in which you have account value invested. We will apply these procedures for allocating deductions for policy charges automatically at any time you have any amounts invested in a Segment, and no contrary instructions from you would apply during the Segment Term.

If we have to make any distribution from an MSO Segment, including (among other things) to pay any surrender or loan proceeds or any charge deduction from a Segment, there will generally be negative consequences for you. Among other things, an Early Distribution Adjustment would apply, which would usually reduce your policy values, in many cases substantially. In some cases, such an Early Distribution Adjustment may apply without any action on your part. This could happen, for example, if the Charge Reserve Amount and funds you have invested in options other than the MSO are insufficient to pay a monthly deduction (i) due to poor investment performance of those options or (ii) due to any permitted increases in charges that we have made above their current rates.

Please refer to the MSO Prospectus for detailed information about the above procedures.

Making withdrawals from your policy

If you have allocated policy amounts to the MSO and plan to take a withdrawal from your policy, significantly different procedures and additional restrictions may apply. Please see “Withdrawals” in the “Description of the Market Stabilizer Option®” section of the MSO Prospectus for more information.

Borrowing from your policy

If you have allocated policy amounts to the MSO and plan to take a loan from your policy, significantly different procedures and additional restrictions may apply. Please see “Loans” in the “Description of the Market Stabilizer Option®” section of the MSO Prospectus for more information.

2

Surrendering your policy

If you have allocated policy amounts to the MSO and plan to surrender your policy, significantly different procedures and additional restrictions may apply. Please see “Cash Surrender Value, Net Cash Surrender Value and Loan Value” in the “Description of the Market Stabilizer Option®” section of the MSO Prospectus for more information.

Canceling your policy

If you have allocated policy amounts to the MSO, different procedures may apply. Please see “Your right to cancel within a certain number of days” in the “Description of the Market Stabilizer Option®” section of the MSO Prospectus for more information about canceling your policy.

Equitable Financial Life Insurance of America

525 Washington Boulevard

Jersey City, NJ 07310

Copyright 2021 Equitable Financial Life Insurance Company of America. All rights reserved.

Equitable OptimizerSM is issued by Equitable Financial Life Insurance Company of America

and is a service mark of Equitable Financial Life Insurance Company.

3

Equitable OptimizerSM

Flexible premium variable life insurance policies issued by Equitable Financial Life Insurance Company of America (the “Company”) with variable investment options offered under Equitable America Variable Account K.

Statement of Additional Information dated

May 1, 2021

This Statement of Additional Information (“SAI“) is not a prospectus. It should be read in conjunction with the related Equitable OptimizerSM prospectus, dated May 1, 2021. Each prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of Equitable America Variable Account K (“Variable Account K“). We established Variable Account K under Arizona Law in 2013. The guaranteed interest option is part of Equitable America’s general account. Definitions of special terms used in the SAI are found in the prospectuses.

A copy of the prospectuses are available free of charge by writing the Administrative Office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-800-777-6510, (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by contacting your financial professional.

Copyright 2021. Equitable Financial Life Insurance Company of America, Jersey City, NJ 07310.

All rights reserved. Equitable OptimizerSM is a registered service marks of Equitable Financial Life Insurance Company.

#829752

The Company

We are Equitable Financial Life Insurance Company of America (the “Company”, “we”, “our” and “us”) (until 2020, known as AXA Equitable Life Insurance Company), an Arizona stock life insurance corporation organized in 1969. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the policies. The Company is solely responsible for paying all amounts owed to you under your policy.

Equitable Advisors and Equitable Distributors serve as the principal underwriters of the Variable Account and distributor of the Policies.

We are subject to regulation by the state of Arizona and regulation by the Commissioner of Insurance in Arizona. We file an annual statement with the state of Arizona, and periodically, the Commissioner of Insurance for the State of Arizona assesses our liabilities and reserves and those of the Variable Account and assesses their adequacy. We are also subject to the insurance laws and regulation of other states in which we are licensed to operate.

Equitable America Variable Account K

The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act“), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

Ways we pay policy proceeds

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee’s death. Otherwise, we will pay any such amounts to the payee’s estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation) or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

Distribution of the policies

Equitable Advisors distributes these policies pursuant to a selling agreement between Equitable Advisors and the Company. For each of the years ended 2020, 2019 and 2018, Equitable Advisors was paid an administrative services fee of $0, $0 and $0, respectively. The Company paid Equitable Advisors as the distributor of these policies and as the principal underwriter of Equitable America Variable Account K, $             in 2020, $48,112,312 in 2019 and $55,000,947 in 2018. Of these amounts, for each of these three years, Equitable Advisors retained $            , $17,318,973 and $24,055,755, respectively.

Under a distribution agreement between Equitable Distributors and the Company and certain of the Company’s separate accounts, including Variable Account K, the Company paid Equitable Distributors distribution fees of $             in 2020, $39,524,273 in 2019 and $41,153,018 in 2018 as the distributor of certain policies, including these policies, and as the principal underwriter of several Company separate accounts, including Variable Account K. Of these amounts, for each of these three years, Equitable Distributors retained $            , $7,517,968, $10,115,217, respectively.

Underwriting a policy

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured’s age; (ii) whether the insured uses tobacco or not; and (iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual’s assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2017 Commissioner’s Standard Ordinary Mortality Tables.

Insurance regulation that applies to the Company

We are regulated and supervised by the Arizona State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

Custodian

Equitable Financial Life Insurance Company is the custodian for shares of the Trusts owned by Variable Account K. Equitable Financial Life Insurance Company’s principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

Independent registered public accounting firm

The (i) financial statements of Equitable America Variable Account K of Equitable Financial Life Insurance Company of America as of December 31, 2020 and for each of the periods indicated therein and the (ii) statutory-basis financial statements of Equitable Financial Life Insurance Company of America as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this SAI have been so included in reliance on the reports of             , an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

2

             also provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules. address is 300 Madison Avenue, New York, NY 10017.

Financial statements

This SAI contains the audited financial statements for each of the sub-accounts of Equitable America Variable Account K (referred to elsewhere in this registration statement as Portfolios) and the Company.

The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Variable Account K.

3

PART C

OTHER INFORMATION

Item 30.	Exhibits

(a)	Board of Directors Resolutions.

(1)

Secretary’s Certificate certifying the (1) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account K, incorporated herein by reference to Exhibit 26(a)(1) to Registration Statement on Form N-6 (File No. 333-191149) filed on December 10, 2013.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

(1)

Wholesale Distribution Agreement dated April 1, 2005 by and between MONY Life Insurance Company of America and MONY Securities Corporation and AXA Distributors, LLC, is incorporated herein by reference to the registration statement on Form S-3 (File No. 333-177419) filed on October 20, 2011.

(a)(i)

Form of the First Amendment dated as of October 1, 2013 to the Wholesale Distribution Agreement dated as of April 1, 2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(a)(ii)

Second Amendment dated as of August  1, 2015 to the Wholesale Distribution Agreement dated as of April 1,  2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(2)

Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC and AXA Distributors Insurance Agency of Massachusetts, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-05593) filed on April 20, 2005.

(3)

Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(4)

General Agent Sales Agreement, dated June  6, 2005, by and between MONY Life Insurance Company of America and AXA Network, LLC. incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No.  333-180068) filed on March 13, 2012.

(4)	(a)

First Amendment dated as of August 1, 2006 to General Agent Sales Agreement by and between MONY Life Insurance Company of America and AXA Network incorporated herein by reference to the registration statement on Form N-6 (File No. 333-134304) filed on March 1, 2012.

(4)	(b)

Second Amendment dated as of April 1, 2008 to General Agent Sales Agreement dated as of April 1, 2008 by and between MONY Life Insurance Company of America and AXA Network, LLC incorporated herein by reference to Exhibit (d) (ii) to the Registration Statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(4)	(c)

Form of THIRD AMENDMENT to General Agent Sales Agreement dated as of October 1, 2013 by and between MONY LIFE INSURANCE COMPANY OF AMERlCA and AXA NETWORK, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(4)	(d)

Form of Fourth Amendment to General Agent Sales Agreement, dated as of October 1, 2014 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(4)	(e)

Fifth Amendment to General Agent Sales Agreement, dated as of June 1, 2015 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, previously filed with this Registration Statement on Form N-6 (File No. 333-207014) on December 23, 2015.

(4)	(f)

Sixth Amendment to General Agent Sales Agreement, dated as of August 1, 2015, by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA NETWORK, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(4)	(g)

Seventh Amendment to the General Agent Sales Agreement, dated as of April 1, 2016, is by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(5)

Broker-Dealer Distribution and Servicing Agreement, dated June 6, 2005, made by and between MONY Life Insurance Company of America and AXA Advisors, LLC, incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(d)	Contracts.

(d)(i)	2017 CSO Endorsement (ICC18-S.18-10) incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229237) filed on April 19, 2019.

(d)(ii)	Unisex Endorsement (ICC20-S.20-UNISEX) filed herewith.

(d)(iii)	Form of flexible premium variable life insurance policy (ICC20-20-100) filed herewith.

(d)(iv)	Form of Data pages (ICC20-20-100-4-GPT) filed herewith.

(d)(v)	Tax-Qualified Retirement Plan Rider (R86-416) incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229236) filed on April 19, 2019.

(d)(vi)	Change of Beneficiary After Insured’s Death Rider (R83-15) incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229236) filed on April 19, 2019.

(d)(vii)	Cash Value Plus Rider (ICC12-R11-10) incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-229238) filed on April 19, 2019.

(d)(viii)

Form of Disability Rider - Waiver of Monthly Deductions (Form R94-216), incorporated herein by reference to exhibit 26(d)(4) to the registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

(d)(ix)	Form of Disability Waiver of Premium or Monthly Deductions Rider (ICC15-R15-210) incorporated herein by reference to Registration Statement, File No. 333-207014 on December 23, 2015.

(d)(x)	Form of Substitution of Insured Person Rider (Form R94-212), incorporated herein by reference to exhibit 26(d)(8) to the registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

(d)(xi)	Form of Accelerated Death Benefit Rider (ICC11-R11-90) incorporated herein by reference to Registration Statement, File No. 333-207014 on December 23, 2015.

(d)(xii)	Form of Policy Continuation Rider (ICC20-R12-30) filed herewith.

(d)(xiii)	Form of Charitable Legacy Rider, (ICC09-R09-90) incorporated herein by reference to exhibit 26(d)13) to the registration statement on Form N-6 (File No. 333-134304) on August 26, 2009.

(d)(xiv)

Accelerated Death Benefit for Long-Term Care Services Rider (ICC19-R19-LTCSR) incorporated herein by reference to exhibit 26(d)(viii) to Registration Statement on Form N-6 (File No. 333-229237), filed on February 18, 2020.

(d)(xv)	Form of No Lapse Guarantee Rider (ICC15-R15-220), ), incorporated herein by reference to Registration Statement on Form N-6, File No. 333-207014 on December 23, 2015.

(e)	Applications.

(i)	Application for Individual Life Insurance (ICC20-Life-App) filed herewith.

(ii)	Application for Individual Life Insurance (ICC20-MAX-Supp) filed herewith.

(iii)	Application for Individual Life Insurance (ICC20-Life-App (MAX)) filed herewith.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)

Articles of Restatement of the Articles of Incorporation of Equitable Financial Life Insurance Company of America (as Amended July 22, 2004) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

(2)

By-Laws of Equitable Financial Life Insurance Company of America (as Amended December 13, 2020) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

(g)	Reinsurance Contracts.

(g)(i)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(g)(i)(a)

Amendment No. 1 effective April 1, 2010 to the Automatic Reinsurance Agreement between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(g)(ii)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Hannover Life Reassurance Company of America, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(g)(iii)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(g)(iii)(a)

Amendment No. 1 effective July 15, 2011 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc. , incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(g)(iv)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and General Re Life Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(g)(v)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and RGS Reinsurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(h)	Participation Agreements.

(1)

Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference the Registration Statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(1)(a)

AMENDED AND RESTATED PARTICIPATION AGREEMENT , made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), EQ ADVISORS TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company(the “Distributor”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2010.

(a)(i)

Amendment No.  1, dated as of June 4, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2010.

(a)(ii)

Amendment No.  2, dated as of October 21, 2013 (“Amendment No. 2”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2010.

(a)(iii)

Amendment No.  3, dated as of November 1, 2013 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) ”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 11, 2014.

(a)(iv)

Amendment No.  4, dated as of April 4, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(a)(v)

Amendment No.  5, dated as of June 1, 2014 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(a)(vi)

Amendment No.  6, dated as of July 16, 2014 (“Amendment No. 6”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on February 5, 2015.

(a)(vii)

Amendment No. 7, dated as of July 16, 2014 (“Amendment No. 7”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 16, 2015.

(a)(viii)

Amendment No.  8, dated as of December 21, 2015 (“Amendment No. 8”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

(a)(ix)

Amendment No.  9, dated as of December 9, 2016 (“Amendment No. 9”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

(a)(x)

Amendment No. 10 dated as of May 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed April 28, 2017.

(a)(xi)

Amendment No. 11 dated as of November 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed October 27, 2017.

(a)(xii)

Amendment No. 12 dated as of July 12, 2018 to the Amended and Restated Participation Agreement among the EQ Advisor Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on July 31, 2018.

(a)(xiii)

Amendment No. 13 dated as of December 6, 2018 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 26, 2019.

(2)

Participation Agreement — among AXA Premier VIP Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference to the Registration Statement (File No. 333-134304) on August 25, 2006.

(2)(a)

Amended and Restated Participation Agreement made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), AXA PREMIER VIP TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company (the “Distributor”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(a)(i)

Amendment No.  1, dated as of October 21, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(a)(ii)

Amendment No.  2, dated as of November 1, 2013 (“Amendment No.2”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”)., incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on February 11, 2014.

(a)(iii)

Amendment No.  3, dated as of April 18, 2014 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(a)(iv)

Amendment No. 4, dated as of July  8, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(a)(v)

Amendment No.  5, dated as of September 26, 2015 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form 485 (b) (File No. 333-70754) filed on April 26, 2016.

(3)

Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(i)

Amendment No. 1, dated April  1, 2010, to the Fund Participation Agreement (the “Agreement”) among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., (together, the “Parties”), adding MONY Life Insurance Company of America as a Party to the Agreement incorporated herein by reference to the Registration Statement (File No. 2-30070) filed on April 18, 2017.

(ii)

Amendment No. 2 dated May 1, 2012 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(iii)

Amendment No. 3 dated September 5, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(iv)

Amendment No.4, dated October 14, 2013, to the Participation Agreement (the “Agreement”), dated October 23, 2009, as amended, by and among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios, Waddell & Reed, Inc, and MONY Life Insurance Company of America .(the “Company”, (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(v)

Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(vi)

Amendment No. 6 dated April 28, 2017 to the Participation Agreement dated October 23, 2009 among Ivy Distributors, Inc., Ivy Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(4)

Amended and Restated Participation Agreement dated April 16, 2010 among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(i)

First Amendment, effective October 24 , 2013 to the Amended and Restated Participation Agreement, (the “Agreement’”), dated April 16, 2010, as amended, by and among MONY Life Insurance Company of America (the “Company”), and Fidelity Distributors Corporation; and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, the ‘‘Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(5)

Participation Agreement dated May 1, 2003 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104162) filed on May 28, 2003.

(i)

Amendment No. 3 dated as of May 1, 2010 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(ii)

Amendment No. 4 dated as of August 30, 2013 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC, previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(6)

Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America, incorporated herein by reference to registration statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(i)

Third Amendment dated October 20, 2009 to the Participation Agreement, (the “Agreement”) dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(ii)

Fifth Amendment, effective October 17, 2013 to that certain Participation Agreement, (the “Agreement”), dated December 1, 2001, as amended, by and among MONY Life Insurance Company of America (the “Company”), PIMCO Variable Insurance Trust and PIMCO Investments LLC (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(7)

Participation Agreement dated October 21, 1998 among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America, incorporated herein by reference to post-effective amendment no. 21 to the registration statement on Form S-6 (File No. 333-06071) filed on May 31, 2002.

(i)

Amendment No. 2 dated April 12, 2010 among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(ii)

Third Amendment, effective October 8, 2013 to the Participation Agreement (the “Agreement”), dated October 21, 1998, as amended, by and among MONY Life Insurance Company of America (the “Company”), T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services, Inc. (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(8)

Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the “Funds”), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

(i)

Second Amendment, effective October 8, 2013 to the Participation Agreement, (the “Agreement”), dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America (the “Company”), American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(9)

Participation Agreement, by and among MONY Life Insurance Company of America, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

(i)	Administrative Contracts.

(i)

Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit 10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

(j)	Other Material Contracts. Not applicable.

(k)	Legal Opinion.

(i)	Opinion and consent of Shane Daly, Vice President and Associate General Counsel of Equitable America, filed herewith.

(l)	Actuarial Opinion.

(i)	Opinion and consent of Brian Lessing, FSA, MAAA, Vice President and Actuary of Equitable America, to be filed by amendment.

(m)	Calculation.

(i)	Sample Calculation for Illustrations, to be filed by amendment.

(n)	Other Opinions.

(i)	Consent of independent registered public accounting firm, to be filed by amendment.

(ii)	Powers of Attorney, filed herewith.

(o)	Omitted Financial Statements. No financial statements are omitted from Item 24.

(p)	Initial Capital Agreements. Not applicable.

(q)	Redeemability Exemption.

(i)	Previously filed with this Registration Statement, File No. 333-207014 on Form N-6 on December 23, 2015.

(ii)

Description of MLOA’s Issuance, Transfer and Redemption Procedures for Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 dated April 18, 2019, incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-229238) filed on April 19, 2019.

(r)	Form of Initial Summary Prospectuses.

(i)	Initial Summary Prospectus, filed herewith.

ITEM 31.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

*	The business address for all officers and directors of the Depositor is 1290 Avenue of the Americas, New York, New York 10104.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH THE DEPOSITOR
DIRECTORS

Ramon de Oliveira	Director
Investment Audit Practice, LLC
580 Park Avenue
New York, NY 10065

Francis Hondal	Director
801 Brickell Avenue
Suite 1300
Miami, FL 33131

Daniel G. Kaye	Director
767 Quail Run
Inverness, IL 60067

Joan Lamm-Tennant	Director
Blue Marble Microinsurance
100 Avenue of the Americas
New York, NY 10013

Kristi A. Matus	Director
47-C Dana Road
Boxford, MA 01921

Bertram L. Scott	Director
3601 Hampton Manor Drive
Charlotte, NC 28226

George Stansfield	Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill	Director
Green & Blue Advisors
285 Central Park West, Apt. 7S
New York, NY 10024

OFFICER-DIRECTOR

*Mark Pearson	Chief Executive Officer

OTHER OFFICERS

*Nicholas B. Lane	President

*Dave S. Hattem	Senior Executive Vice President and Secretary

*Jeffrey J. Hurd	Senior Executive Vice President and Chief Operating Officer

*Anders B. Malmstrom	Senior Executive Vice President and Chief Financial Officer

*Marine de Boucaud	Senior Vice President and Chief Human Resources Officer

*Kermitt J. Brooks	Senior Executive Vice President and General Counsel

*Michael B. Healy	Senior Vice President and Chief Information Officer

*Adrienne Johnson	Senior Vice President and Chief Transformation Officer

*Keith Floman	Senior Vice President and Deputy Chief Actuary

*Michel Perrin	Senior Vice President and Actuary

*Nicholas Huth	Senior Vice President, Chief Compliance Officer and Associate General Counsel

*Kathryn Ferrero	Senior Vice President and Chief Marketing Officer

*David Karr	Senior Vice President

*Christina Banthin	Senior Vice President and Associate General Counsel

*Eric Colby	Senior Vice President

*Graham Day	Senior Vice President

*Glen Gardner	Senior Vice President

*Ronald Herrmann	Senior Vice President

*Steven M. Joenk	Senior Vice President and Chief Investment Officer

*Kenneth Kozlowski	Senior Vice President

*Susan La Vallee	Senior Vice President

*Barbara Lenkiewicz	Senior Vice President

*Carol Macaluso	Senior Vice President

*William MacGregor	Senior Vice President and Associate General Counsel

*James Mellin	Senior Vice President

*Hillary Menard	Senior Vice President

*Prabha (“Mary”) Ng	Senior Vice President

*James O’Boyle	Senior Vice President

*Manuel Prendes	Senior Vice President

*Robin M. Raju	Senior Vice President

*Trey Reynolds	Senior Vice President

*Aaron Sarfatti	Senior Vice President and Chief Risk Officer

*Stephen Scanlon	Senior Vice President

*Samuel Schwartz	Senior Vice President

*Theresa Trusskey	Senior Vice President

*Marc Warshawsky	Senior Vice President

*Antonio Di Caro	Senior Vice President

*Shelby Hollister-Share	Senior Vice President

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

ITEM 32.	Persons Controlled by or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Equitable Financial Life Insurance Company of America, an indirect wholly-owned subsidiary of Equitable Holdings, Inc.

Set forth below is the subsidiary chart for the Holding Company:

(a) Equitable Holdings, Inc. - Subsidiary Organization Chart Q1-2020 is incorporated herein by reference to Exhibit 26(a) of Registration Statement (File No. 333-229766) on Form N-4, filed August 26, 2020.

Item 33. Indemnification

The By-Laws of Equitable Financial Life Insurance Company of America provide, in Article VI as follows:

SECTION 1. NATURE OF INDEMNITY. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 6. SURVIVAL; PRESERVATION OF OTHER RIGHTS. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of Title 10, Arizona Revised Statutes are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a “contract right” may not be modified retroactively without the consent of such director, officer, employee or agent.

The indemnification provided by this Article shall not be deemed exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 7. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this By-Law.

The directors and officers of Equitable Financial Life Insurance Company of America are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Sombo (Endurance Specialty Insurance Company), U.S. Specialty Insurance, ACE (Chubb), Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CAN, AIG, One Beacon, Nationwide, Berkley, Berkshire, SOMPO, CODA (Chubb) and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34. PRINCIPAL UNDERWRITERS

(a) Equitable Advisors, LLC and Equitable Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of Equitable Financial, EQ Advisors Trust and EQ Premier VIP Trust, and of Equitable America Variable Accounts A, K and L. In addition, Equitable Advisors is the principal underwriter of Equitable Financial’s Separate Account 301.

(b) Set forth below is certain information regarding the directors and principal officers of Equitable Advisors, LLC and Equitable Distributors, LLC.

(i)    EQUITABLE ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Ronald Herrmann	Director

*Nicholas B. Lane	Director

*Adam Coe	Director

*Frank Massa	Director and President

*Aaron Sarfatti	Director

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Compliance Officer

*Stephen Lank	Chief Operating Officer

*Patricia Boylan	Broker Dealer and Chief Compliance Officer

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

*Gina Jones	Vice President and Financial Crime Officer

*Page Pennell	Vice President

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

*James Mellin	Chief Sales Officer

*Nicholas J. Gismondi	Vice President and Controller

*James O’Boyle	Senior Vice President

*Kathryn Ferrero	Vice President

*Prabha (“Mary”) Ng	Chief Information Security Officer

*George Lewandowski	Assistant Vice President and Chief Financial Planning Officer

*Alfred Ayensu-Ghartey	Vice President

*Joshua Katz	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Christine Medy	Secretary

*Francesca Divone	Assistant Secretary

(ii)    EQUITABLE DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Nicholas B. Lane	Director, Chairman of the Board, President and Chief Executive Officer

*Ronald Herrmann	Director and Executive Vice President

*Michael B. Healy	Executive Vice President

*Patrick Ferris	Senior Vice President

*Peter D. Golden	Senior Vice President

*David Kahal	Senior Vice President

*Graham Day	Senior Vice President

*Brett Ford	Senior Vice President

*Trey Reynolds	Senior Vice President

*David Veale	Senior Vice President

*Alfred Ayensu-Ghartey	Vice President and General Counsel

*Alfred D’Urso	Vice President and Chief Compliance Officer

*Michael Schumacher	Senior Vice President

*Mark Teitelbaum	Senior Vice President

*Nicholas Gismondi	Vice President. Chief Financial Officer & Principal Financial Officer and Principal Operating Officer

*Gina Jones	Vice President and Financial Crime Officer

*Yun (“Julia”) Zhang	Vice President and Treasurer

*Francesca Divone	Secretary

*Perry Golas	Vice President

*Karen Farley	Vice President

*Richard Frink	Vice President

*Michael J. Gass	Vice President

*Timothy Jaeger	Vice President

*Laird Johnson	Vice President

*Joshua Katz	Vice President

*Page W. Long	Vice President

*James S. O’Connor	Vice President

*Samuel Schwartz	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Sarah Vita	Vice President

*Jonathan Zales	Senior Vice President

*Stephen Scanlon	Director and Executive Vice President

*Prabha (“Mary”) Ng	Senior Vice President and Chief Information Security Officer

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

* Principal Business Address: 1290 Avenue of the Americas NY, NY 10140

(c) The information under “Distribution of the Contracts” in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 35. Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by Equitable Financial Life Insurance Company of America, 1290 Avenue of the Americas, New York, New York 10104 or at its Operations Center at 100 Madison Street, Syracuse, New York 13202.

Item 36. Management Services

All management contracts are discussed in Part A or Part B.

Item 37. Fee Representation

Equitable Financial Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Equitable Financial Life Insurance Company of America.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 17th day of December, 2020.

Equitable America Variable Account K of Equitable Financial Life Insurance Company of America
(Registrant)

By:	Equitable Financial Life Insurance Company of America
(Depositor)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on the 17th day of December, 2020.

Equitable Financial Life Insurance Company of America (Depositor)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom	Senior Executive Director and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Senior Vice President and Chief Accounting Officer

*DIRECTORS:

Joan Lamm-Tennant Ramon de Oliveira Daniel G. Kaye	Mark Pearson Bertram Scott George Stansfield	Charles G.T. Stonehill Kristi Matus

*By:	/s/ Shane Daly
Shane Daly
Attorney-in-Fact
December 17, 2020